UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

Opus Genetics, INC.
(Name of Registrant as Specified In Its Charter)

Mina Sooch Michael P. Burrows Carolyn Cassin Martin Dober Mark H. Ravich John Weber LAWRENCE FINGERLE
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 4, 2025

MINA SOOCH

___________, 2025

Dear Fellow Stockholders:

Mina Sooch and the other participants in this solicitation (collectively, the “Restore Value Slate”, “we” or “our”) are significant stockholders of Opus Genetics, Inc., a Delaware corporation (“Opus” or the “Company”), who collectively beneficially own an aggregate of 1,288,455 shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of the Company, representing approximately 4.0% of the outstanding shares of Common Stock of the Company. We believe meaningful change to the composition of the Company’s Board of Directors (the “Board”) is urgently needed to ensure that the Company is being run in a manner consistent with your best interests. Accordingly, we are seeking your support for the election of our six (6) highly-qualified nominees, Michael P. Burrows, Carolyn Cassin, Martin Dober, Mark H. Ravich, Mina Sooch and John Weber (collectively, the “Restore Value Nominees”) to the Board at the 2025 annual meeting of stockholders to be held on Wednesday, April 30, 2025, at 4:00 p.m. Eastern Time in a virtual meeting format only, via live webcast at www.cesonlineservices.com/ird25_vm (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The Company has an annually elected Board with the terms of nine (9) directors set to expire at the Annual Meeting. Through the attached Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only our six (6) Restore Value Nominees, but also three (3) of the Company’s nominees whose election we do not oppose. The Restore Value Slate and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board.

Your vote to elect the Restore Value Nominees will have the legal effect of replacing six (6) incumbent directors with the Restore Value Nominees. We strongly believe that stockholders will benefit from a meaningfully reconstituted Board that includes the addition of independent directors with extensive industry experience and a shared objective of enhancing value for the benefit of all Opus stockholders. The individuals that we have nominated are highly qualified, significantly experienced and ready to ensure that the interests of stockholders are appropriately represented in the boardroom.

Stockholders will have the ability to vote for up to nine (9) nominees on the Restore Value Slate’s enclosed WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we strongly recommend that stockholders vote in favor of the Susan Benton, Dr. Adrienne Graves, and James Manuso (collectively, the “Unopposed Company Nominees”), who we believe are the most qualified to serve as directors to help achieve a Board composition that we believe is in the best interest of all stockholders.

We strongly believe that stockholders will benefit from a meaningfully reconstituted Board that includes the addition of independent directors with extensive industry experience and a shared objective of enhancing value for the benefit of all Opus stockholders. The individuals that we have nominated are highly qualified, significantly experienced and ready to ensure that the interests of stockholders, the true owners of the Company, are appropriately represented in the boardroom.

We believe the best opportunity for all of the Restore Value Nominees to be elected is by voting on the WHITE universal proxy card. We therefore urge stockholders using our WHITE universal proxy card to vote “FOR” the six (6) Restore Value Nominees and “FOR” the three (3) Unopposed Company Nominees.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today. The attached Proxy Statement and the enclosed WHITE universal proxy card are first being furnished to the stockholders on or about [●], 2025.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later-dated WHITE universal proxy card, or by voting virtually at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support,

/s/ Mina Sooch

Restore Value Slate

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 4, 2025

2025 ANNUAL MEETING OF STOCKHOLDERS
OF
OPUS GENETICS, Inc.
________________________

PROXY STATEMENT
OF
MINA SOOCH
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY

Mina Sooch and the other participants in this solicitation (collectively, the “Restore Value Slate”, “we” or “our”) are significant stockholders of Opus Genetics, Inc., a Delaware corporation (“Opus” or the “Company”), who collectively beneficially own an aggregate of 1,288,455 shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of the Company, representing approximately 2.8% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) requires the addition of new independent directors who are committed to maximizing stockholder value. We are seeking your support at the 2025 annual meeting of stockholders scheduled to be held on Wednesday, April 30, 2025, at 4:00 p.m. Eastern Time in a virtual meeting format only, via live webcast at www.cesonlineservices.com/ird25_vm (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect our six (6) director nominees, Michael P. Burrows, Carolyn Cassin, Martin Dober, Mark H. Ravich, Mina Sooch, and John Weber (each, a “Restore Value Nominee” and, together, the “Restore Value Nominees”), to serve until the 2026 annual meeting of stockholders (the “2026 Annual Meeting”) and until their respective successors are duly elected and qualified;
2.	The Company’s proposal to ratify, on an advisory basis, the appointment of Ernst & Young, LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2025;
3.	The Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement;
4.	The Company’s proposal to approve, pursuant to the Nasdaq Listing Rules, the conversion of the Company’s Series A Preferred Stock (the “Series A Preferred Stock”) into shares of Common Stock (the “Conversion Proposal”);
5.	The Company’s proposal to approve one or more adjournments of the Annual Meeting to solicit additional proxies if necessary (the “Adjournment Proposal”); and
6.	To transact such other business as may properly come before the Annual Meeting.

This Proxy Statement and the enclosed WHITE universal proxy card are first being mailed to stockholders on or about [●], 2025.

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. stockholders will not be able to attend the Annual Meeting in person. For further information on how to attend and vote virtually at the Annual Meeting and by proxy please see the “VOTING AND PROXY PROCEDURES” and “VIRTUAL MEETING” sections of this Proxy Statement.

There are currently nine (9) directors serving on the Board, all of whom have terms expiring at the Annual Meeting. Through this Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only the six (6) Restore Value Nominees, but also a three (3) of the Company’s nominees whose election we do not oppose, Susan Benton, Dr. Adrienne Graves, and James Manuso (collectively, the “Unopposed Company Nominees”). The Restore Value Slate and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine (9) nominees on the enclosed WHITE universal proxy card. There is no need to use the Company’s blue universal proxy card or voting instruction form once distributed, regardless of how you wish to vote.

Your vote to elect the Restore Value Nominees will have the legal effect of replacing six (6) incumbent directors. If all six (6) of the Restore Value Nominees are elected, they will constitute a majority of the Board. If fewer than five (5) of the Restore Value Nominees are elected, they will comprise less than a majority of the Board and there can be no guarantee that the Restore Value Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the Restore Value Nominees are elected. The names, background and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

Stockholders are permitted to vote for less than nine (9) nominees or for any combination (up to nine (9) total) of the Restore Value Nominees and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we strongly recommend that stockholders vote in favor of the Unopposed Company Nominees, who we believe are the most qualified to serve as directors to help achieve a Board composition that we believe is in the best interest of all stockholders. We believe the best opportunity for all of the Restore Value Nominees to be elected is by voting on the WHITE universal proxy card. The Restore Value Slate therefore urges stockholders using our WHITE universal proxy card to vote “FOR” the six (6) Restore Value Nominees and “FOR” the three (3) Unopposed Company Nominees.

IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR WHITE UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF A PROXY CARD IS SIGNED BUT NO INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE ELECTION OF DIRECTORS, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE SIX (6) RESTORE VALUE NOMINEES AND THE THREE (3) UNOPPOSED COMPANY NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID AND WILL NOT BE COUNTED.

As of the date hereof, Ms. Sooch, Lawrence Fingerle, and the other Restore Value Nominees (each a “Participant” and, collectively, the “Participants”) collectively beneficially own 1,288,455 shares of Common Stock. The Participants intend to vote their shares “FOR” the election of the Restore Value Nominees and the Unopposed Company Nominees, “FOR” the ratification of the selection of Ernst & Young, LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2025, “AGAINST” the non-binding advisory vote on the compensation of the Company’s named executive officers, “AGAINST” the approval of the Conversion Proposal and “AGAINST” the approval of the Adjournment Proposal.

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The Company has set the close of business on Monday, March 24, 2025, as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 8 Davis Drive, Suite 220, Durham, North Carolina. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 45,443,473 shares of Common Stock outstanding.

We urge you to carefully consider the information contained in the Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today.

THIS SOLICITATION IS BEING MADE BY THE RESTORE VALUE SLATE AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. THE RESTORE VALUE SLATE IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE RESTORE VALUE SLATE IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE RESTORE VALUE SLATE URGES YOU TO VOTE “FOR” THE RESTORE VALUE NOMINEES VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY.

IF YOU DO NOT HAVE ACCESS TO THE INTERNET, PLEASE SIGN, DATE AND RETURN THE WHITE UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE RESTORE VALUE NOMINEES AND THE UNOPPOSED COMPANY NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD, OR IF YOU DO NOT HAVE ACCESS TO THE INTERNET, BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—
This Proxy Statement and our WHITE universal proxy card are available at

www.restorevalueslate.com

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date, and return the enclosed WHITE universal proxy card today to vote FOR the election of the Restore Value Nominees and the Unopposed Company Nominees and in accordance with the Restore Value Slate’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE universal proxy card and return it to Ms. Sooch, c/o Saratoga Proxy Consulting LLC (“Saratoga”) in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker. As a beneficial owner, if you wish to vote, you must instruct your broker how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.
•	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE universal proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As the Restore Value Slate is using a “universal” proxy card containing all of the Restore Value Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you propose to vote. The Restore Value Slate strongly urges you NOT to sign or return any proxy cards or voting instruction forms that you may receive from the Company. Even if you return the Company’s blue universal proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

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BACKGROUND TO SOLICITATION

The following is a chronology of events leading up to the proxy solicitation related to this Annual Meeting:

•	In 2018, Ocuphire Pharma, Inc. (“Ocuphire”) was co-founded by Mina Sooch through the acquisition of two clinical-stage ophthalmology assets, RYZUMVI™ and APX3330. Several members of the Restore Value Slate are long-term stockholders of the Company, having initially invested in Ocuphire in 2018.
•	On November 6, 2020, Ocuphire merged with Rexahn Pharmaceuticals, Inc., with a concurrent PIPE of $20 million, transitioning into a publicly traded entity on Nasdaq under the ticker symbol “OCUP.”
•	On November 6, 2022, the Company entered into an exclusive License and Collaboration Agreement with FamyGen Life Sciences, Inc., which provided, among other things, for the reversal of mydriasis, night vision disturbances or dim light vision, and presbyopia on a worldwide basis.
•	On March 30, 2023, the Company filed its Annual Report on Form 10-K for the fiscal year ending on December 31, 2022, reporting its end of the year 2022 results with cash at $43 million.
•	On April 21, 2023, the Company filed an 8-K announcing the departure of Ms. Sooch as Ocuphire’s President and CEO, without cause, effective April 19, 2023, and the appointment of interim President and CEO, Richard Rodgers, from pre-merger Ocuphire’s board of directors, effective April 19, 2023.
•	On May 15, 2023, the Company filed its Quarterly Report on Form 10-Q for the quarterly period ending on March 31, 2023, reporting its first quarter 2023 results with cash at $40 million.
•	On June 6, 2023, the Company held the 2023 annual meeting of stockholders, at which 18% of votes were withheld from Board members.
•	On June 14, 2023, the Company filed an 8-K disclosing that it had entered into a Separation and Release Agreement with Ms. Sooch. For details of the Separation and Release Agreement, please refer to the Restore Value Nominees section within Proposal One of this Proxy Statement.
•	On August 11, 2023, the Company filed its Quarterly Report on Form 10-Q for the quarterly period ending on June 30, 2023, reporting its second quarter 2023 results with cash at $40 million.
•	On November 1, 2023, the Company appointed Dr. George Magrath as Ocuphire’s CEO, and interim CEO, Richard Rodgers, stepped back to remain a member of the board of directors.
•	On November 13, 2023, the Company filed its Quarterly Report on Form 10-Q for the quarterly period ending on September 30, 2023, reporting its third quarter 2023 results with cash at $42 million.
•	On March 8, 2024, the Company filed its Annual Report on Form 10-K for the fiscal year ending on December 31, 2023, reporting its end of the year 2023 and fourth quarter 2023 results with cash over $50 million.
•	On April 1, 2024, the Company filed a press release announcing the U.S. commercial launch of RYZUMVI™ (Phentolamine Ophthalmic Solution 0.75%) by its partner Viatris Inc. (“Viatris”).
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•	On May 10, 2024, the Company filed its Quarterly Report on Form 10-Q for the quarterly period ending on March 31, 2024, reporting its first quarter 2024 results with cash at $47 million.
•	Also on May 10, 2024, Cantor Fitzgerald’s biotech research analyst dropped coverage of the Company, approximately six months after George Magrath’s start date as the Company’s CEO.
•	On June 11, 2024, the Board adopted amendments to the Bylaws, which reduced the quorum requirement for all meetings of stockholders from a majority of the voting power of the outstanding shares of stock entitled to vote to one-third of the voting power of the outstanding shares of stock entitled to vote.
•	Also on June 11, 2024, the Company held the 2024 annual meeting of stockholders (the “2024 Annual Meeting”), at which the incumbent directors had between 28% and 41% of the votes withheld for their respective elections, with an average of approximately 37% of the votes withheld.[1] The Board subsequently amended the Bylaws on the same day, imposing additional procedural hurdles for stockholder nominations and tightening governance provisions.
•	On August 13, 2024, the Company filed its Quarterly Report on Form 10-Q for the period ending June 30, 2024, reporting a cash balance of $41 million. Notably, for the first time in over a year, RYZUMVI™ was highlighted by the Company with upcoming catalysts in a press release issued on the same day.
•	On October 22, 2024, Ocuphire completed an all-stock acquisition of Opus (the “Opus Merger”), pursuant to which pre-merger Opus became a wholly owned subsidiary of Ocuphire. As a result of the Opus Merger, among other things, Dr. Jay Pepose resigned from the Board, and the Board was expanded from seven (7) to nine (9) members. In connection with the expansion, the Company appointed Dr. Benjamin R. Yerxa, Dr. Jean Bennett, and Dr. Adrienne Graves to the Board. Additionally, Dr. Yerxa was appointed President of the newly combined company. Additionally, Ocuphire entered into stockholder support agreements with certain of its directors and officers, obligating them to vote their shares in favor of the Conversion Proposal at the Annual Meeting. Please refer to the “Reasons for the Solicitation” section of this Proxy Statement for additional details regarding the Opus Merger.
•	Also on October 22, 2024, in connection with the Opus Merger, Ocuphire filed an amendment to its Restated Certificate of Incorporation to change its name to “Opus Genetics, Inc.”, which became effective on October 23, 2024.
•	On October 24, 2024, in connection with the Opus Merger, the Company began trading on Nasdaq under the ticker symbol “IRD.”
•	On November 12, 2024, the Company filed its Quarterly Report on Form 10-Q for the quarterly period ending on September 30, 2024, reporting its third quarter 2024 results with cash at $36 million.

1 Source: Opus SEC Filings.

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•	On February 2, 2025, Ms. Sooch delivered a letter to the Company (the “Nomination Notice”) nominating the Restore Value Nominees for election to the Board at the Annual Meeting.[2]
•	On February 7, 2025, Ms. Sooch issued a press release announcing the nomination of the seven (7) director candidates. In the press release, the Restore Value Slate expressed its belief that the Company’s continuous strategic and execution failures and weak corporate governance have led to 22 months of underperformance under the current Board and executive team. The Restore Value Slate noted that the Company has failed to advance and maximize its promising drugs RYZUMVI™ and APX3330 and expressed its concerns that the incumbent Board and management team continue to ignore the best interests of stockholders.
•	On February 11, 2025, Ms. Sooch delivered a supplement to the Nomination Notice to the Company to update certain information in the Nomination Notice.
•	On February 18, 2025, the Company filed a Form S-3 Registration Statement for a prospectus related to the issuance of up to 19,382,437 shares of the Company’s Common Stock in connection with the Opus Merger.
•	Throughout late February and March 2025, counsel for the Restore Value Slate and counsel for the Company engaged in settlement discussions relating to the Annual Meeting. During these discussions, both parties discussed potential resolutions to avoid a proxy contest.
•	On March 4, 2025, Ms. Sooch submitted to the Company a request for books and records pursuant to Section 220 of the Delaware General Corporation Law (the “220 Stockholder List Demand”).
•	On March 5, 2025, Ms. Sooch notified the Company of its withdrawal of the nomination of Vitalie Stelea for election to the Board at the Annual Meeting.
•	On March 7, 2025, Canaccord Genuity’s biotech research analyst dropped coverage of the Company, which was approximately six months after the Opus Merger.
•	On March 10, 2025, and March 11, 2025, members of the Board interviewed members of the Restore Value Nominees, other than Ms. Sooch.
•	On March 12, 2025, the Company responded to the 220 Stockholder List Demand.
•	On March 18, 2025, counsel for the Restore Value Slate and counsel for the Company spoke to discuss the terms of a potential additional settlement relating to the Annual Meeting.
•	Also on March 18, 2025, Ms. Sooch delivered a supplement to the Nomination Notice to the Company to update certain information in the Nomination Notice.
•	On March 19, 2025, the Company adopted Amended and Restated Bylaws of the Company (the “Bylaws”).

2 Ms. Sooch originally nominated herself, Michael P. Burrows, Carolyn Cassin, Martin Dober, Mark H. Ravich, Vitalie Stelea and John Weber for election to the Board at the Annual Meeting. However, on March 5, 2025, Ms. Sooch delivered a supplement to the Nomination Notice to the Company notifying the Company of her withdrawal of Vitalie Stelea as a nominee.

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•	On March 20, 2025, the Company filed its preliminary proxy statement.
•	Also on March 20, 2025, the Company filed a prospectus supplement (the “Preliminary Prospectus Supplement”) announcing an offering (the “Offering”) consisting of Common Stock, warrants, and pre-funded warrants, which collectively represented a material increase in the Company’s outstanding equity. The Offering was structured to include participation by Company insiders and, in our view, was timed to entrench the current Board and management ahead of the Annual Meeting.
•	On March 21, 2025, the Company filed a free writing prospectus disclosing that CEO George Magrath and Chair of the Board Cam Gallagher would acquire shares and warrants in a concurrent private placement at market price, further underscoring the insider-driven nature of the Offering.
•	Also on March 21, 2025, Ms. Sooch filed its preliminary proxy statement.
•	Also on March 21, 2025, the Company filed Amendment No. 1 to its preliminary proxy statement.
•	On March 24, 2025, the Company filed its final prospectus supplement with the SEC in connection with the Offering, confirming the issuance of common stock, warrants, and pre-funded warrants, as well as the participation of certain Company insiders in a concurrent private placement.
•	On March 28, 2025, counsel for the Restore Value Slate and counsel for the Company held a discussion to explore potential settlement arrangements relating to the Annual Meeting.
•	On March 31, 2025, the Company filed Amendment No. 2 to its preliminary proxy statement.
•	Also on March 31, 2025, Ms. Sooch delivered a supplement to the Nomination Notice to the Company to update certain information in the Nomination Notice.
•	On April 2, 2025, the Company filed its definitive proxy statement.
•	On April 3, 2025, Ms. Sooch, through her counsel, delivered a proposed settlement framework to the Company. Among other things, the proposal included the establishment of a Contingent Value Right (“CVR”) that would provide common stockholders with the opportunity to participate pro rata in future milestone and royalty payments related to Ryzumvi™. The CVR was presented as a constructive, stockholder-focused solution to address the substantial dilution experienced by legacy investors and to ensure alignment between the Company’s long-term performance and stockholder returns. Counsel to the Company acknowledged that the Board has thus far remained focused on exploring potential financing strategies, including leveraging Ryzumvi to raise additional capital, and offered no indication that the Board is prepared to meaningfully engage on the CVR proposal.
•	On April 4, 2025, counsel for the Restore Value Slate and counsel for the Company spoke to discuss the terms of a potential additional settlement relating to the Annual Meeting. During the discussion, counsel for the Company conveyed a counterproposal that rejected the CVR and instead proposed a limited consulting agreement for Ms. Sooch, without any meaningful transparency rights, formal role in oversight or public acknowledgment of the arrangement in the form of a press release. Counsel for the Company shared that the Board has effectively declined to engage in the long-term stockholder alignment framework that Ms. Sooch’s CVR proposal was designed to deliver.
•	Also on April 4, 2025, Ms. Sooch filed this revised preliminary proxy statement.

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REASONS FOR THE SOLICITATION

As Ocuphire’s founder and a former CEO of the Company, Mina Sooch—alongside the other members of the Restore Value Slate—is a long-time stockholder deeply invested in the Company’s success. In evaluating the Company’s trajectory, the Restore Value Slate has assessed its operating and financial performance, clinical and regulatory progress, strategic direction, partnerships, and corporate governance, taking into account developments over the past two years. What we found is deeply troubling.

The incumbent Board has overseen a period of extraordinary value destruction, mismanagement, and stockholder disregard, all while refusing to course correct. We have repeatedly attempted to engage the Board and management in good-faith discussions, offering concrete suggestions to unlock value and restore credibility. Each time, our concerns were dismissed or ignored, even as the Company’s stock price collapsed, and its financial position deteriorated. After exhaustive analysis and repeated attempts to work constructively with the Company, we have arrived at an unavoidable conclusion: meaningful Board change is urgently required to halt the Company’s decline and restore stockholder value.

Under the current Board’s oversight, stockholders have endured a devastating trifecta of value destruction, financial mismanagement, and governance failures. We believe this downward spiral is not the result of external market conditions, but it is the direct consequence of leadership decisions and neglect. We ask you to consider the following:

•	The Company’s stock price has plummeted over 80% in less than two years,[3] dramatically underperforming industry peers. During this period, the NASDAQ Biotechnology Small-Cap Index (XBI) rose instead of fell. The market’s verdict is clear: investors no longer trust management’s and the Board’s strategic direction.
•	The Company once had its strongest balance sheet, backed by late-stage small-molecule assets with significant commercial potential and a global pharma partnership. That advantage was squandered—most notably through the dilutive Opus Merger, pursued without meaningful stockholder input and structured to entrench management rather than create value. The result? A deal that left the Company’s market cap hovering at or below its cash balance—a clear indictment of the Board’s judgment.
•	Rather than addressing these failures, the Board has shielded management, disregarded stockholders, and misallocated capital. They pursued a strategic pivot without investor input, rewarded executives with excessive pay despite massive losses and insulated themselves from oversight while making empty promises the market no longer believes.

We do not take this proxy contest lightly. Our group pursued Board change only after exhausting all other avenues to get the Company back on track. As the Company’s financial position deteriorated and its leadership failed to act, we had no choice but to act decisively.

Accordingly, we have nominated a majority slate of six highly qualified director candidates who bring the leadership, experience, accountability and transparency needed to reverse course. Unlike the current Board, the Restore Value Slate will not tolerate further stockholder dilution, reckless spending, or continued inaction. Our sole agenda is to serve the best interests of all stockholders and put the Company back on the path to sustainable success.

3 Source: Yahoo Finance. Reflects total returns from April 21, 2023 to March 18, 2025.

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The facts of the past two years speak for themselves—and they demand immediate, corrective action. The Restore Value Slate is committed to reversing the Company’s downward trajectory and rebuilding trust and value for every stockholder. To that end, we respectfully call your attention to seven critical failures of the current Board and management, each of which underscores why urgent change is needed now.

We urge all stockholders to carefully consider these issues and join us in voting for a better future for the Company.

Reason 1: We Are Concerned With The Company’s Destruction of Stockholder Value

We believe stockholders should be alarmed by the severe destruction of stockholder value that has occurred under the current Board and management. The market’s loss of confidence in the Company’s leadership became evident the moment it abruptly announced the termination of the founder and longtime CEO Ms. Sooch on April 21, 2023, without cause or rationale. The market’s reaction was immediate and severe. The stock plunged over 20% on heavy volume, with more than two million shares traded, erasing the Company’s hard-won momentum and reversing nearly a year’s worth of gains under Ms. Sooch’s leadership. That one-day crash set the stage for an extended period of extreme value destruction.

Since Ms. Sooch’s departure in April 2023, the Company’s stock price has collapsed by more than 80%, falling from above $6 per share to nearly $1. Over this same period, the NASDAQ Biotechnology Small-Cap Index (XBI) gained more than 15%, making it clear that the Company’s stock underperformance was not due to broader market conditions, but rather, in our view, the direct result of leadership failures and poor strategic decisions. The Company’s stock has continued to slide following the highly dilutive Opus Merger, hitting new all-time lows and trading below $1 per share just weeks before the Annual Meeting. As a result, the Company’s market capitalization has fallen below its last reported cash balance.

The unfortunate reality is that the market currently ascribes little to no value to the Company’s pipeline or future prospects. We believe the actions and communications, or lack thereof, of the current Board have placed stockholders in a position to face further risk to their investment: if the share price remains below $1.00 for an extended period, the Company could face Nasdaq compliance issues, potentially leading to a reverse stock split—a move that, in our view, would only compound the destruction of value.

As illustrated in the table below, the Company has generated a negative total shareholder return (“TSR”), significantly underperforming the NASDAQ Biotechnology Small-Cap Index (XBI) across all measured periods. The table highlights TSR since Ms. Sooch’s departure (~23 months ago), since George Magrath’s appointment as CEO (~17 months ago), and since the Opus Merger (~5 months ago):

Total Shareholder Return*

	Since Founder & CEO Sooch Departure (April 21, 2023)	Since New CEO Magrath Arrival (November 1, 2023)	Since Opus Genetics Merger (October 22, 2024)
OCUP/IRD	-84%	-65%	-24%
XBI Index	+9%	_+33%	-10%
IRD Underperformance to XBI Index	-93%	-98%	-14%
Source: Yahoo Finance

*Table Note: Reflects total returns for the trailing periods at the day or day prior closing price as compared to the 30-day average from February 17 to March 18, 2025, for IRD ($1.01/share) and XBI ($88.04/share).

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While broader market conditions for biotech and pharmaceuticals have been volatile, we strongly believe the Company’s stock underperformance cannot be attributed to general small-cap biotech trends or macroeconomic headwinds. Instead, it reflects a series of damaging strategic decisions by the Board and management. Notably, the Company pivoted to gene therapy at a time when we believe the sector has faced increasing skepticism and failures from both investors and strategic partners.4

In our view, this dramatic erosion of stockholder value stems from a series of strategic missteps, financial mismanagement, and governance failures under the current Board. It is evident to us that this pattern of stockholder value destruction is unacceptable and warrants immediate change at the Board level.

Reason 2: We Are Concerned the Opus Merger Represented a Massive Strategic Pivot Without Meaningful Stockholder Approval, Resulting in Significant Dilution

In October 2024, the Board pushed through the Opus Merger without holding a stockholder vote, diluting existing investors by an astounding 42% (on an as converted basis). The deal was structured as a two-step transaction designed specifically to avoid stockholder approval on the full transaction. First, the Company issued stock representing 19.9% of Ocuphire’s outstanding Common Stock to Opus stockholders at closing (just under Nasdaq’s 20% threshold that would have required a stockholder vote). Only now, at the Annual Meeting, will stockholders have an opportunity to weigh in on the Opus Merger, by voting on whether the Series A Preferred Stock issued in connection with the Opus Merger can be converted into Common Stock. If the Conversion Proposal is approved, the Series A Preferred Stock will automatically be converted into Common Stock, and upon such conversion, will constitute an additional Common Stock issuance equaling 22.5% of the outstanding stock of Ocuphire prior to the Opus Merger We believe this tactic of limiting stockholders input—while technically legal—was plainly against the spirit of stockholder rights and resulted in nearly half of Ocuphire being handed over to a private, early-stage venture without you, the true owners of the Company, having any meaningful say. In one stroke, the Board effectively disenfranchised stockholders and imposed drastic dilution.

Equally alarming was the valuation attached to the Opus Merger. Based on our analysis, the Board severely undervalued all of Ocuphire’s legacy assets, RYZUMVI™ and APX3330, and existing partnerships. Ocuphire stockholders’ stake in the newly-combined company following the Opus Merger was based only on Ocuphire’s cash on hand (approximately $35 million)—implying that Ocuphire’s FDA-approved product, pipeline candidates, and even its Nasdaq listing carried no value. In contrast, the Board assigned roughly $26 million of value to Opus, a cash-poor private startup with minimal assets. Opus brought only a single Phase 1/2 gene therapy program (for an ultra-rare retinal disease affecting ~200 patients) with early data from just three patients, plus a few preclinical ideas. Moreover, Opus had no audited financial statements at the closing of the Opus Merger. Yet the Board treated this nascent venture as being worth nearly as much as the entire Ocuphire enterprise.

Such a gross misvaluation is indefensible. In our view, the Opus Merger accorded virtually zero value to RYZUMVI™, Ocuphire’s FDA-approved drug with an attractive Viatris partnership that carries double-digit royalties and up to $130 million in milestones. It likewise ignored the significant potential of APX3330, Ocuphire’s oral drug candidate, and even the inherent value of Ocuphire’s public Nasdaq listing (typically worth $5–10 million in a reverse merger)5. The Board negotiated a deal as if Ocuphire’s proven assets were worthless, while an unproven Opus was treated as a prize. This undervaluation of Ocuphire and overvaluation of Opus directly harmed stockholders by diluting their ownership for far less than fair value.

4 A March 10, 2025, Fierce Biotech’s article highlighted growing headwinds in the space, including Roche’s Spark impairment writedown and restructuring, as well as broader industry challenges that have led to waning confidence in gene therapy’s near-term commercial viability.

5 Reverse merger shell value based on Restore Value Slate’s analysis, which includes recent comparables provided by healthcare banks.

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The Opus Merger also forced Ocuphire into a radical strategic pivot without engaging in any appropriate engagement with stockholders. The transaction transformed Ocuphire from a company with a marketed, FDA-approved product and late-stage drug candidates into a speculative gene therapy venture. Developing gene therapies for inherited retinal diseases (IRDs) is an extremely high-risk, capital-intensive endeavor, as it requires years of costly R&D with uncertain outcomes and very limited patient populations. By shifting into this arena, the Board has set the Company on a path that will likely demand heavy spending and further dilutive financing for years to come. Saddling stockholders with enormous risk and funding needs, instead of leveraging Ocuphire’s existing assets which required comparatively minimal investment to monetize, constitutes the exact opposite of a value-maximizing strategy.

The market’s reaction to the Opus Merger was swift and telling. While the Company’s financial advisor for the Opus Merger may have provided a fairness opinion to justify the split, the market clearly disagreed with the Board’s decision. Since the closing of the Opus Merger on October 22, 2024, the Company’s share price has languished around cash value – a strong indication that investors assign no significant value to the Opus gene therapy assets. The market has effectively said that the 42% of equity given to Opus has brought nothing of equivalent value to Ocuphire stockholders.

This strategic about-face is baffling given that Ocuphire had far less risky options available. The prudent course would have been to conserve cash and focus on realizing the commercial potential of RYZUMVI™ – a fully approved, de-risked asset that requires no further development costs – while continuing to advance or partner APX3330. Instead, management seemed fixated on becoming a “rare disease gene therapy” company at any cost. In our view, management gave little consideration to alternatives like downsizing until RYZUMVI™’s sales gained traction or pursuing a less-dilutive licensing deal for new assets. Notably, the Board even ignored suggestions to explore APX3330 in additional indications beyond ophthalmology, choosing to let that program stagnate and using the pretense of being a “retina-focused” company to justify bringing in Opus’ pipeline. In effect, the Board abandoned Ocuphire’s core strengths and doubled down on a risky new path for the Company that stockholders neither approved nor had a fair chance to evaluate. The outcome of the Board’s decision to deliberately structure the Opus Merger to end-run a stockholder vote has now put our shared investment as stockholders in peril.

Stockholders are now bracing for further dilution or debt just to fund operations, as the Company will almost certainly need to raise more money soon to finance the gene therapy projects. The Opus Merger has not only failed to unlock value, but it has also actively created new challenges for stockholders for which they did not ask.

All these issues point to a Board that has failed to act in the best interests of legacy Ocuphire stockholders. The Restore Value Slate is left with numerous troubling questions about the Board’s intentions and decision-making surrounding the Opus Merger that you, the owners of the Company, should consider, including:

•	Why the rush and lack of transparency? The Board never publicly disclosed that it was pursuing strategic alternatives in 2024, yet it moved quickly to finalize the Opus deal just ahead of the Annual Meeting. This timing strongly suggests, in our view, an effort to secure a voting bloc from new Opus stockholders, effectively entrenching the incumbent directors who faced clear dissatisfaction from stockholders at the 2024 Annual Meeting based on the significant number of stockholders that withheld votes for their respective elections.[6]

6 Source: Opus SEC filings; See 8-K filed with the SEC on June 13, 2024.

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•	Why pivot instead of optimizing Ocuphire’s existing assets? Instead of downsizing or allowing time for RYZUMVI™’s commercial uptake to improve the Company’s financial position, the Board gambled on an entirely new strategy. RYZUMVI™ was a de-risked, FDA-approved asset with a major commercial partnership and significant upside in multiple indications, while APX3330 had clear potential as an oral, novel mechanism of action drug candidate with significant clinical data that was never fully pursued. Abandoning these assets in favor of an early-stage gene therapy pipeline appears to be a rash overreaction to short-term challenges, rather than a measured, stockholder-focused decision.
•	Why such an unfair, dilutive deal structure? The Opus Merger effectively gave away 42% of the Company instead of pursuing a less dilutive risk-sharing partnership or licensing deal. The Board structured the transaction in a way that effectively closed the deal at announcement and avoided a stockholder vote. If this deal was truly in stockholders’ best interests, why was it structured to avoid their input? And what basis does the Board have for believing stockholders should approve converting the remaining preferred shares into shares of Common Stock given not only the obvious imbalance of the transaction but also the dismal share price performance over the past two years?
•	Why transact at the stock’s all-time low? The Board used Ocuphire’s deeply undervalued stock as the currency to pay for Opus, maximizing dilution at the worst possible price. No prudent management team would choose to sell 42% of its company at its lowest valuation, raising serious questions about whose interests were prioritized when structuring the deal. Or worse, the financial competency and acumen of certain members of the Board to act in your best interests.
•	Were there conflicts of interest at play? Two Ocuphire senior executives previously held leadership roles at Opus and joined Ocuphire in late 2023—just as Opus was running out of cash. These relationships raise serious concerns about whether the Opus Merger was truly the best available transaction or simply the most convenient for insiders. The Board seemingly failed to conduct a broad search for strategic alternatives, instead relying on a management team with narrow ophthalmology experience that conveniently aligned with their former colleagues at Opus. This lack of an independent formal process suggests better alternatives may have never been objectively considered.
•	Where was the due diligence? Incredulously, the Board closed the transaction without requiring audited financials from Opus, exposing stockholders to unknown liabilities and undisclosed risks. In our opinion, no responsible board should acquire a company without full financial transparency. To make matters worse, the Company spent $2.8 million in cash on legal, accounting, and transaction costs, including footing the bill for Opus’s belated audited financials and valuation reports.[7] That is $2.8 million of stockholder money wasted on a deal that only destroyed value.

7 Source: Opus SEC filings; See 8-K/A filed with the SEC on January 7, 2025.

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•	Who actually benefited from this deal? It certainly was not the legacy Ocuphire stockholders. The merger terms allow former private Opus investors to cash out just six months post-merger, with a resale registration filed in March 2025. These insiders, who likely acquired stock at a much lower cost basis,[8] will have the ability to sell their shares before any meaningful progress is made on Opus’s gene therapy programs. Meanwhile, long-term per-merger Ocuphire stockholders are left holding a diluted stake in a risky venture, while their own value-creating assets have been disregarded.

For all practical purposes, the Opus Merger was a reverse takeover, where Ocuphire in name and strategy has been erased, and a struggling Opus has taken its place—all at the direct expense of stockholders.

Reason 3: We Are Concerned With Undisciplined Capital Allocation

We believe the Company’s capital allocation over the past two years has been deeply irresponsible, with spending patterns that reflect a lack of financial discipline, poor prioritization and a disregard for stockholder value.

During 2023, the Company had the strongest balance sheet in its history, reporting a cash balance of approximately $50 million at the end of 4Q 2023 (and $40 million at the end of 1Q 2023).9 This financial strength existed under Ms. Sooch’s watch as then-CEO and was largely driven by non-dilutive inflows, including a $10 million milestone payment from the RYZUMVI™ approval and a $35 million upfront payment from the Viatris partnership. Additionally, at that time, the Company’s share count was at its lowest—only 20.9 million shares outstanding as of 1Q 2023, providing a solid foundation for stockholder value creation.

However, in our view, this strong financial position led to complacency rather than careful stewardship. Instead of conserving capital, prioritizing high-impact investments, and managing dilution, the Board pursued reckless spending initiatives that accelerated the erosion of stockholder value. This approach is particularly troubling given that, as the cost of capital increased and biotech companies across the industry tightened spending, the Company moved in the opposite direction—further diluting stockholders while failing to advance meaningful operational milestones.

We believe the Board has failed to exercise financial discipline and has overseen multiple instances of capital misallocation, including:

•	Despite significant market capitalization challenges, the Board expanded the C-suite from three to seven executive officers, dramatically increasing overhead without a clear corresponding benefit to stockholders.
•	In October 2023, the Board expanded from seven to nine members, a bloated structure out of step with both industry norms and the Company’s historical practice.
•	Instead of focusing resources on value-driving late-stage assets, the Company has allocated capital to preclinical gene therapy programs, a highly speculative, capital-intensive segment, despite, in our view, lacking the financial runway to support these efforts long-term.
•	Despite having a $50 million cash balance to end Fiscal Year (“FY”) 2023, the Board diluted stockholders at progressively lower prices, issuing stock via an at-the-market offering and an equity line. As a result, the share count ballooned from 20.9 million in 1Q 2023 to 24 million in 4Q 2023, and further to 26.2 million by 3Q 2024 (before the Opus Merger).[10]

8 Source: Pitchbook (Opus raised approximately $24 million through the Opus Merger).

9 Source: Opus SEC filings. See Form 10-Q filing for the Company’s Quarterly Report for 1Q2023 (filed with the SEC on May 15, 2023).

10 Source: See Form 10-Q filings for the Company’s Quarterly Report for 1Q2023 (filed with the SEC on May 15, 2023) and 3Q2024 (filed with the SEC on November 12, 2024). See also Form 10-K filing for the Company's Annual Report for 4Q2023 (filed with the SEC on March 8, 2024).

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In our view, these misguided spending priorities have led to a stark misalignment between expenditures and value creation. Despite significant capital outflows, the Company has failed to deliver major operational milestones, instead producing quarter after quarter of losses with no corresponding progress that justifies continued spending at this level.

This has now placed the Company in a precarious financial position. Based on our analysis, we believe the Company is at risk of facing a near-term cash shortfall, with less than a year of runway remaining under the current burn rate and strategic plan. Furthermore, the Company’s market capitalization has now declined to approximately $30 million—near the level of its last reported cash balance (approximately $36 million at the end of 3Q 2024). This financial deterioration does not yet reflect the potential dilution from the conversion of 14,145,374 shares of Series A Preferred Stock into Common Stock, which, if approved, would significantly increase the outstanding share count and further diminish existing stockholders' equity and voting power.

Reason 4: Undervaluing the Legacy Portfolio – RYZUMVI™ and APX3330

We believe the Board and management have systematically devalued Ocuphire’s most valuable assets—RYZUMVI™ and APX3330—both in the Opus Merger and in their broader approach to stockholder communications and strategy. The failure to fully recognize and capitalize on these late-stage assets has not only left substantial value unrealized but has also directly contributed to the Company’s declining stock performance.

We believe, despite clear commercial and clinical potential, the Board has not positioned RYZUMVI™ and APX3330 as core drivers of long-term stockholder value. Meanwhile, the Board shelved APX3330 before securing a Special Protocol Assessment (SPA) with the FDA in December 2024, despite an End-of-Phase 2 meeting suggesting a viable regulatory path. We believe this decision was premature, as no meaningful efforts were made to seek partnerships or alternative financing before deprioritizing the drug. The Company has also, in our view, failed to effectively promote its intellectual property position, as evidenced by significant patent developments being disclosed only in SEC filings rather than highlighted through press releases. Most recently, Viatris and the Company filed an Abbreviated New Drug Application (ANDA) infringement lawsuit against Sandoz on March 14, 2025, a significant event that, in our view, validates RYZUMVI™’s future revenue potential—yet management failed to draw attention proportionate to this important milestone.

It has now been over one year since RYZUMVI™ was approved, yet its commercial execution remains uncertain. The initial launch focused on the reversal of pharmacologic mydriasis, a smaller market segment, and in our view, these sales figures do not reflect RYZUMVI™’s full potential. Many in the industry believe that approval in a larger, chronic indication—such as presbyopia—will drive significantly higher sales and prompt Viatris to make a greater investment in commercialization efforts. However, management has not publicly defined the size of the target markets or presented a plan for maximizing RYZUMVI™’s opportunity with Viatris. We also believe the Company has failed to pursue global licensing agreements aggressively, which could provide non-dilutive capital while broadening RYZUMVI™’s market reach.

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APX3330, in our view, has been significantly mishandled by the current Board and management team. Although the drug failed to meet its primary endpoint in the ZETA-1 Phase 2 clinical trial for diabetic retinopathy, it demonstrated a favorable safety profile and promising activity in certain secondary endpoints. The Company has obtained FDA approval under an SPA to proceed to a Phase 2/3 trial. Despite receiving positive feedback from the FDA during its End-of-Phase 2 meeting, management chose to deprioritize the program before even attempting to secure a partnership or financing, effectively shelving one of the Company’s most valuable assets. The rationale for this decision, as stated by the Company, was that proceeding to Phase 3 would require substantial capital and that a data readout would be at least two years away. However, these same considerations did not prevent the Board from investing in Opus’s gene therapy pipeline, which we believe is a venture that carries even greater capital intensity, longer development timelines, and a much higher risk profile.

The Company’s concentration on its gene therapy pipeline is especially troubling considering APX3330’s well-documented potential outside of ophthalmology. Given its anti-inflammatory and anti-angiogenic mechanism of action, APX3330 could be explored for inflammatory and immunological indications, where there is significant unmet medical need and greater commercial potential than diabetic retinopathy alone. Yet, instead of pursuing these clear opportunities, the Board abandoned the asset without so much as a market assessment, preferring instead to double down on an early-stage gene therapy pipeline with far less certainty of success.

In our view, this strategic misallocation of capital and effort is indefensible. The Board has justified its pivot to gene therapy by suggesting that it is a “more capital-efficient” program, yet the facts do not support this claim. The ongoing LCA5 gene therapy trial, for example, is being conducted at a single site, with estimated completion not until 2028. The long and costly path to approval for gene therapies suggests that this shift does not actually represent a more efficient use of capital. Meanwhile, APX3330 has already demonstrated favorable safety and efficacy data and could potentially reach commercialization far sooner than any gene therapy asset. When comparing development timelines, risk profiles, and market opportunities, we believe APX3330 offers a superior risk/reward profile and should not have been discarded so prematurely.

The market has responded negatively to this apparent devaluation of Ocuphire’s legacy assets. At its peak, Ocuphire was covered by seven analysts, including Cantor Fitzgerald, Canaccord Genuity, H.C. Wainwright, A.G.P., JonesTrading, Spartan Capital, and Encode Ideas. However, today only three analysts (H.C. Wainwright, A.G.P., and JonesTrading) still cover the Company, and their valuation estimates have been significantly reduced. In our view, this loss of institutional support reflects lack of confidence in management and investor concern that the Company has shifted its focus away from commercially viable late-stage assets toward speculative, early-stage gene therapy programs with long and costly development timelines.

In contrast to the early-stage gene therapy assets from Opus, we believe RYZUMVI™ and APX3330 remain commercially viable, de-risked assets with strong competitive advantages:

•	Later-stage or FDA-approved: RYZUMVI™ is already FDA-approved with two more registration Phase 3 trials for large chronic indications with upcoming data readouts in the next few months, and APX3330 has completed several Phase 2 trials across multiple diseases (liver, cancer and diabetic retinopathy), meaning both assets are significantly closer to revenue generation than any Opus gene therapy program to date.
•	Multiple indications: RYZUMVI™ is positioned for three major markets—presbyopia, night vision disturbances, and pharmacologic mydriasis reversal—while APX3330 could have broader applications in inflammatory diseases beyond ophthalmology.
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•	Extensive human data: Both assets have substantial clinical data demonstrating safety and efficacy in hundreds of patients.
•	Small-molecule, cost-effective therapies: Unlike gene therapies, which require complex manufacturing, RYZUMVI™ and APX3330 are scalable, cost-effective small-molecule drugs that can be efficiently produced, distributed and priced for access.
•	Strong intellectual property protection: Both assets have existing and new composition of matter salt patent protection extending into the 2040s, ensuring long-term commercial exclusivity.
•	Large market opportunities: RYZUMVI™ and APX3330 each address multi-billion-dollar markets, with presbyopia alone impacting over 100 million adults in the United States.

The Restore Value Slate is the precise team to lead the Company as it enters a catalyst-rich period, with multiple inflection points that could drive significant value—if properly executed. In our view, the market would react far more positively to these upcoming data readouts if the Restore Value Slate is leading in the boardroom, given that we have the experience and collective mindset that can enhance the prioritization of the asset. We will ensure that the Company has a clear and articulable plan for capitalizing on near-term value generative opportunities that we believe will position the Company for long-term growth both domestically and abroad through collaboration with its global commercial partner, Viatris.

If elected, the Restore Value Slate will take immediate steps to conduct a thorough review of APX3330 and examine all pathways to help ensure the asset is properly developed, monetized, and evaluated for non-ophthalmic indications. We will work to reignite discussions with potential strategic partners, evaluate additional indications in inflammation and immunology, and ensure that all viable pathways to value creation are explored.

In our view, the mismanagement of RYZUMVI™ and APX3330 is emblematic of a broader lack of transparency and strategic vision under the Board. Stockholders have been left in the dark about the future of these valuable assets, and the Company’s failure to articulate a clear path forward has contributed to the ongoing erosion of investor confidence and share price underperformance.

Reason 5: We Are Concerned With Entrenched Governance Practices and Misalignment with Stockholders

A well-governed public company should have a Board that respects stockholder input, upholds transparency, and operates with accountability. Instead, we believe this Board has taken the opposite approach—closing itself off from stockholder oversight, altering governance structures that maintain their control and disregarding clear investor concerns.

Just days after the 2024 Annual Meeting, the Board amended the Company’s advance notice provisions under the Bylaws for the third time in recent years, making it onerous for stockholders to nominate director candidates. In our view, these amendments impose unnecessary procedural hurdles and rank among the most restrictive seen since the adoption of universal proxy rules.

The Board has now adopted made last-minute amendments to the Bylaws—eliminating certain barriers to stockholder action and lowering the voting thresholds for director removal and bylaw amendments. We believe these changes are long overdue and highly disingenuous. The timing of these amendments, on the heels of the Restore Value Slate’s nomination, makes it clear, in our opinion, that the Board did not act proactively to enhance governance but rather reactively, in an attempt to deflect criticism and blunt the momentum for change. In our view, without our engagement and contest, the Board would have remained complacent, making no effort to address the Company’s governance shortcomings.

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Over the past three years, investor confidence in this Board has eroded significantly. In 2022, only 3% of votes were withheld in uncontested director elections. However, by 2023, that number surged to an average of 18%, and by 2024, opposition more than doubled to an average of 37%.11 At the last annual meeting, between 28% and 41% of shares were withheld from incumbent directors, with the highest opposition directed at Richard Rodgers (Audit Chair), Sean Ainsworth (Lead Independent Director), and Cam Gallagher (Chair of the Board and Compensation Committee).

Meanwhile, the Board’s actions following the Opus Merger have raised additional concerns. The Board expanded from seven to nine seats, increasing costs and complexity without a clear benefit to stockholders—a move that stands in contrast to industry norms, where early-stage biotech companies generally maintain lean, focused boards to prioritize efficiency and minimize unnecessary costs and complexity into the boardroom.

Despite these governance issues, the directors’ and executive officers’ ownership of the IRD stock is primarily the result of Company-issued equity grants, not direct stock purchases, meaning they have personally risked little of their own capital. In our view, when leadership lacks meaningful financial investment in the Company, they not only avoid the same consequences as stockholders when performance declines, but they also lack the urgency and conviction to change course to protect their own stake.

The Board has repeatedly demonstrated that it is more focused on preserving its own power than acting in the best interests of stockholders. Instead of fostering accountability and aligning with investors, it has erected barriers to stockholder participation, expanded its control, and insulated itself from the consequences of its decisions. The timing of the latest amendments to the Bylaws only reinforces our concerns and beliefs that without the Restore Value Slate’s contest, the Board would continue to govern unchecked. If real change is to occur, it will not come from within this Board—it must come from stockholders demanding accountability, transparency, and leadership that prioritizes value creation over self-preservation.

Reason 6: We Are Concerned With the Pattern of Pay for Non-Performance

We believe the Company’s executive compensation structure is misaligned with stockholder interests, rewarding insiders despite sustained underperformance. Under the Board’s oversight, executive compensation has increased significantly, even as the Company’s stock price has declined and meaningful operational progress remains absent. The Board has approved an expanded leadership structure, oversized stock awards, and enhanced severance protections, all while insiders were shielded from the dilution that directly impacted stockholders following the Opus Merger.

•	Executive Suite Bloat: The Company’s leadership structure has grown into an unnecessarily costly and inefficient model. The C-suite now consists of a CEO, President, COO, CFO, and CSO, along with two additional Named Executive Officers (SVP of Corporate Development and SVP of Finance)—a significant expansion from prior leadership, when a single CEO and two senior VPs effectively managed the Company. It is striking that what was once overseen by one CEO, with multiple clinical trial readouts per year, now requires five executives, even as key programs like APX3330 remain stalled and no new business development efforts have materialized. Despite this expansion, there have been delays in new clinical trials, no new topline data readouts and no major partnerships, raising concerns about the rationale and necessity of these additional roles. Executive salaries now total nearly $3 million per year (before adding benefits and bonuses), nearly three times the cost of the previous structure, even as key programs like APX3330 remain stalled. Further, many of these executives played no role in the development of RYZUMVI™, yet their salaries are fully borne by the Company, even though Viatris has covered all RYZUMVI™ development costs since November 2022.

11 Source: Opus SEC filings.

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•	Misaligned Equity Awards: The Board’s approach to equity compensation reflects a fundamental misalignment between management incentives and stockholder interests. Instead of tying stock awards to performance, the Board has continued to distribute substantial restricted stock and option grants at progressively lower prices, ensuring that insiders are rewarded even as stockholder value erodes. Recent stock grants were issued for new executives at $2.87 per share in November 2023, $2.70 per share in January 2024, and are expected to be issued at approximately $1 per share in early 2025—a structure that amplifies insider compensation as the stock declines, rather than holding leadership accountable for underperformance. Further compounding the issue, Board stock compensation vests in just one year, providing little incentive for sustained performance. Meanwhile, the expansion from seven to nine Board seats has only increased total governance costs, including cash stipends and D&O insurance, despite a lack of compelling justification for the added overhead.
•	Golden Parachute Enhancements: In addition to these concerns, the Board has enhanced change-of-control severance packages for the CEO and CFO, increasing their cash payouts, bonuses, and benefits in the event of termination caused by a change of control event under certain of the Company’s compensation plans and employment agreements. We believe the timing of these changes was not incidental but rather a direct effort to discourage stockholder-driven changes to leadership, making it more costly to hold management accountable.

The Company’s compensation practices have consistently prioritized insider enrichment over stockholder value, rewarding executives and directors regardless of performance. Without direct stockholder action, these misaligned incentives will persist, reinforcing a structure that protects management at the expense of the investors who have endured the consequences of underperformance.

Reason 7: We Are Concerned With Lack of Transparency and Communications with Stockholders

We believe the Company’s failure to engage in clear, timely, and accurate communication with stockholders has severely damaged its credibility. Rather than providing transparency, leadership has withheld critical updates, shifted strategic priorities without investor input, and misled stockholders on key milestones. The result is an erosion of trust—not only in the Company’s ability to execute but in whether management is acting in good faith.

Investor engagement has deteriorated under current leadership. The interim CEO and current CEO have been significantly less accessible than prior leadership, with months passing in 2023 and most of 2024 without direct stockholder outreach. Regulatory and development updates have been inconsistent and unreliable, and there is no clearly articulated plan to secure necessary capital while mitigating further dilution. Against this backdrop, management’s failure to communicate effectively on major strategic and operational developments has only reinforced concerns about its competence and intentions.

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We highlight three striking examples that demonstrate the Board’s pattern of misleading, unclear and non-transparent communications:

The Opus Merger: A Deal Conceived in Secrecy

The Opus Merger was conceived in a manner which left stockholders with no voice in a deal that fundamentally altered the Company’s trajectory. For most of 2024, Company communications suggested that its focus remained on retina and APX3330. In February 2024, the Company filed a SPA with the FDA for a Phase 2b/3 trial of APX3330 in diabetic retinopathy, publicly stating that finalizing the SPA was a necessary step before advancing the program. However, when the Opus Merger was announced months before the SPA was finalized, it became clear that management had no intention of moving forward with APX3330 and had instead been working toward a stealth pivot to gene therapy. From January 2024 through the Opus Merger announcement in October 2024, there was no disclosure whatsoever that the Board was considering strategic alternatives.

Quietly Moving the Goalposts on RYZUMVI™’s Phase 3 Data Readouts

Beyond the opacity surrounding the announcement of the Opus Merger, the Company has engaged in a pattern of shifting key clinical timelines without adequate explanation. For instance, on February 27, 2025, Viatris highlighted RYZUMVI™ as a key driver of two major Phase 3 trial readouts expected in the first half of 2025. That same day, the Company issued a press release touting 100% enrollment in its presbyopia trial and 95% enrollment in the night vision disturbances (NVD) trial. However, management failed to acknowledge that it had missed its own previously stated milestone—a first-quarter 2025 data readout for the NVD trial that had been communicated in corporate slides and press updates since October 2024.12 Instead of directly informing stockholders of the delay, management quietly edited corporate presentation slides on its website without notice, effectively moving the goalposts without addressing the reality. Given that top-line data is typically available 4–8 weeks after the last patient’s final visit, management was fully aware of trial progress in January 2025 yet chose not to update stockholders. By failing to communicate the delay, provide a revised timeline, or acknowledge the missed milestone, leadership has demonstrated an intentional lack of transparency.

Fumbling the Biggest Milestone in the Company’s History: The Approval of RYZUMVI™

The FDA’s approval of RYZUMVI™ on September 25, 2023, should have been a defining moment for the Company—an opportunity to build momentum, validate its strategy, and reinforce investor confidence. Instead, management’s complete lack of preparedness turned what should have been a celebrated feat into an embarrassment under the leadership of Rick Rodgers as then-Interim CEO.

Despite having almost a full year to plan the September 25, 2023 PDUFA date, leadership failed to anticipate that the FDA would post the approval on its website immediately upon granting it—which it did on September 25, 2023. As a result, the first mention of RYZUMVI™’s approval was not from the Company but from an investor fireside chat at a Jefferies conference on September 26, 2024, catching analysts, stockholders, key opinion leaders and investors by surprise.

The Company, with its partner Viatris, did not issue a press release until the following day on September 27, 2023, and when it did, it failed to properly convey the significance of the approval. The press release only referred to the drug by its brand name “RYZUMVI™” or generic name phentolamine ophthalmic solution 0.75% and missed a ripe opportunity to state clearly that it was in fact Nyxol™ (the brand name used for over five years to describe the product), creating unnecessary confusion. Instead of using this major milestone to generate positive investor sentiment, management fumbled the moment and allowed the news cycle to slip away.

12 Source: See Viatris press release: https://investor.viatris.com/news-releases/news-release-details/viatris-and-ocuphire-pharma-announce-fda-approval-ryzumvltm/.

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It’s also worth noting that the NDA for RYZUMVI™ was properly submitted under Ms. Sooch’s leadership, and the final product label was nearly identical to what had been proposed in the original submission in November 2022. The regulatory success was already set in motion before current leadership took over—but when it came time to deliver the message, they failed spectacularly.

The Path to Recovery: The Restore Value Plan – A Focused Strategy to Resolve the Company’s Failures

The current Board has overseen a prolonged period of stock underperformance, poor execution, and severe value destruction. Under its leadership, the Company has failed to deliver operational milestones, mismanaged capital allocation, entrenched itself at the expense of stockholders, and failed to provide transparency or accountability. The Restore Value Slate is committed to reversing these failures and restoring stockholder value.

As a first step, we have nominated six highly qualified directors to lead this change: Mina Sooch, Michael Burrows, Carolyn Cassin, Martin Dober, Mark Ravich, and John Weber.

We recognize that stability is important, and we are open to retaining select incumbent directors—provided they demonstrate a clear commitment to acting in the best interests of stockholders. Specifically, we are willing to work with directors who:

•	Are willing to listen to stockholder concerns and input.
•	Have a reputation for objectivity and sound decision-making.
•	Prioritize the interests of all stockholders.
•	Are not entrenched in a self-preservation mindset or compensation-driven thinking.
•	Value the legacy Ocuphire assets.

A reconstituted Board that blends experienced, stockholder-focused leadership with continuity from select incumbents will allow for a smoother transition while ensuring that the Company’s strategy is fundamentally reoriented toward value creation.

The Restore Value Slate’s five-pillar plan outlines a vision for the Company that is in sharp contrast to the incumbent Board’s high-risk, capital-intensive approach. Our five-pillar plan focuses on:

1. Streamlining Spend – Eliminate unnecessary expenses and right size headcount and project spend (to levels more in line with the Company’s current cash resources and historical overall spend under Sooch leadership while still operating in a manner that can maximize the value of the assets.

2. Extending the Company’s Cash Runway – Preserve cash by streamlining spend and maintaining a sustainable financial strategy that does not require any dilutive financings in the foreseeable future.

3. Maximizing RYZUMVI™ Globally – Working closely with Viatris, leverage the valuable FDA-approved asset with zero capital requirements, near-term milestones and revenues, extensive patient data, upcoming potential large indication approvals, and significant commercial upside all around the world.

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4. Refocusing APX3330 – Assess promising new anti-inflammatory data and outline an efficient Phase 2 proof of concept trial for APX3330 in large non-ophthalmic indications like IBD, setting up APX3330 for higher value in partnering discussions.

5. Partnering IRD Assets – Explore strategic partnerships and risk-sharing collaborations to advance one or more of the early-stage gene therapy programs that would be a better fit in a different infrastructure and eliminate the exposure to high-risk multi-year clinical development and further dilutive fundraising necessary to support the IRD programs.

In addition to the five strategic pillars of the plan, the Restore Value Slate is committed to excellence in corporate governance and communications to fully address all seven concerns. We plan to restore governance accountability (including rolling back the Board’s anti-stockholder governance provisions) and improve stockholder communications by providing clear, frequent, and accurate updates on financials, development timelines, and strategic direction.

It is time for the stockholders to have a real voice at the Annual Meeting. This election is about restoring control to stockholders and stopping the cycle of mismanagement and poor decision-making. The current Board has made a series of ill-advised corporate decisions that have entrenched their position at the expense of stockholders, all while failing to communicate clearly or maximize the value of RYZUMVI™—an FDA-approved, de-risked asset with zero capital requirements, extensive patient data, and significant commercial upside. Instead of leveraging this unique advantage, they shifted focus to a capital-intensive, preclinical gene therapy pipeline, leading to severe stock underperformance and weak market sentiment.

Ms. Sooch, as both the Company’s founder and one of its largest individual investors, is fully aligned with her fellow stockholders in demanding accountability and ensuring that all investors—retail and institutional alike—are prioritized over insider interests.

If elected, the Restore Value Nominees are committed to restoring stockholder trust, reinstating best-in-class corporate governance, improving transparency, and focusing on real value creation.

We deeply appreciate your consideration and support.

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PROPOSAL ONE

ELECTION OF DIRECTORS

The Board is currently composed of nine (9) directors, each with a term expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our six (6) Restore Value Nominees, Michael P. Burrows, Carolyn Cassin, Martin Dober, Mark H. Ravich, Mina Sooch and John Weber. Your vote to elect the Restore Value Nominees will have the legal effect of replacing six (6) incumbent directors with the Restore Value Nominees. If all six (6) of the Restore Value Nominees are elected, they will constitute a majority of the Board. If fewer than five (5) of the Restore Value Nominees are elected, they will comprise less than a majority of the Board and there can be no guarantee that the Restore Value Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the Restore Value Nominees are elected. The names, background and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

This Proxy Statement is soliciting proxies to elect not only the six (6) Restore Value Nominees, but also the three (3) Unopposed Company Nominees. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE RESTORE VALUE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five (5) years of each of the Restore Value Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Restore Value Nominees should serve as directors of the Company are set forth below. This information has been furnished to us by the Restore Value Nominees. Each of the Restore Value Nominees is a citizen of the United States of America.

Michael P. Burrows, age 44, has served as the founder and consultant of Burrows Consulting LLC, an independent consulting service that provides research and development and corporate strategy solutions to biotechnology companies, since January 2024. Dr. Burrows provides corporate, scientific, and commercial strategy to biotechnology companies focused on developing novel therapeutics. In this role, Dr. Burrows has served as Head of Target Strategy for Protillion Biosciences, since January 2024. From January 2016 to December 2023, Dr. Burrows served as Vice President at Aspire Capital Partners, LLC, a biotechnology investment fund, and led the team responsible for investments across therapeutic areas including: Immunology, Oncology, Neurology, Rare Disease and Opthamology. Dr. Burrows received a B.S. in Microbiology from the University of Illinois, a M.S. in Microbiology from the University of Nebraska Medical Center, and a Ph.D. in Immunology from the University of Chicago.

We believe that Dr. Burrows’ experience in biotechnology investment, corporate strategy, and research and development, coupled with his leadership roles in the life sciences sector and strong academic background in microbiology and immunology, make him well-qualified to serve on the Board.

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Carolyn Cassin, age 74, has served as President and Chief Executive Officer of Michigan Women Forward, an organization that invests in women owned businesses through microlending, philanthropy, support services and mentoring, since 2008. Ms. Cassin has also served as General Partner of several venture capital funds that invest in women owned businesses, which she co-founded, including BELLE Capital, LP since 2010, BELLE Michigan Fund, LP since 2012, and The Belle Michigan Impact Fund, LP (“Belle Impact Fund”) since 2018. Ms. Cassin previously served as President and Chief Executive Officer of National Hospice Work Group, Inc., a professional coalition comprising of CEOs from the nation's largest and most innovative hospices, from 2007 to 2014. From 2005 to 2010, Ms. Cassin served as President and Chief Executive Officer of Continuum Health Partner, New York City, where she created the city’s first comprehensive hospice program. Prior to that, from 1998 to 2004, Ms. Cassin led the first venture capital backed hospice company in the United States, VistaCare, a venture capital backed national hospice company, where she started the first nationwide hospice program before it became a publicly traded company. Ms. Cassin received a B.A. in Political Science and International Relations from Miami University and an M.P.A. in Public Administration from Western Michigan University.

We believe that Ms. Cassin’s expertise in venture capital investing, operational leadership in healthcare services, financial analysis, and strategic transactions, including M&A, coupled with her leadership roles at not-for-profit organizations, make her well-qualified to serve on the Board.

Martin Dober, age 55, has served as Managing Director of Invest Detroit Ventures (“ID Ventures”), as well as Senior Vice President of ID Ventures’ parent company, Invest Detroit, a mission-driven financial institution dedicated to fostering economic growth in Detroit and throughout Michigan, since 2013. Mr. Dober also serves as Co-Founder of Hacker Fellows, a program that matches computer science and technical talent with startup jobs in Michigan, since 2013, as well as Co-President of Harvard Business School Club of Michigan, since 2017. Prior to that, Mr. Dober held various roles at Michigan Economic Development Corporation, a public-private partnership agency and economic development corporation, including Senior Vice President of Entrepreneurship & Innovation from 2011 to 2013, Vice President of New Markets from 2008 to 2011, and Alternative Energy Business Development Manager from 2006 to 2008. From 2004 to 2006, Mr. Dober served as Director of Government Business & Corporate Strategy at American Systems Technology Inc., a provider of information technology and engineering solutions to the U.S. government, focusing on national security, intelligence, defense, and other critical federal programs. Prior to that, Mr. Dober served as a Technology Business Consultant at Michigan Small Business Development Center, a service provider for financial planning, market research, business plan development, technology commercialization, export assistance, and cybersecurity resources, from 2002 to 2004. Prior to that, Mr. Dober served as Vice President of Business, Development, and Marketing at EIP, Inc., a provider of online market research and business planning services to entrepreneurs and technology companies, from 2000 to 2002. Mr. Dober served as a member of the board of directors and treasurer of Invest Michigan, a non-profit that invests in early-stage high tech businesses, from April 2014 to August 2020. Mr. Dober received a B.S. in Mechanical Engineering from Kettering University and an M.B.A. from Harvard Business School.

We believe that Mr. Dober’s extensive experience in venture capital and economic development, coupled with his senior leadership roles and background in technology commercialization and entrepreneurship, make him well-qualified to serve on the Board.

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Mark H. Ravich, age 72, has served as President of Tri-Star Management, Inc. (“Tri-Star”), a commercial real estate management and syndication company, since he co-founded it in 1998. Mr. Ravich also serves as Chief Manager of various real estate entities managed by Tri-Star, including Plymouth Marketplace LLC, Golden Valley Commons LLC, Duckwood Square LLC, Edinburgh Plaza LLC, Lone Oak Plaza LLC, and Lexington Plaza LLC. Mr. Ravich previously served as the Chief Executive Officer of Universal International, Inc. (formerly NASDAQ: UNIV) (“Universal International”), a wholesale retail company, from 1990 until its sale in 1998. Prior to that, Mr. Ravich was a developer of commercial real estate from 1978 to 1990. Mr. Ravich began his career in 1975 as an account officer at Citibank N.A., a global financial-services company. Mr. Ravich has served as a member of the board of directors of Rockwell Medical, Inc. (NASDAQ: RMTI), a pharmaceutical company that develops and sells products for treating kidney disease, anemia, and iron deficiency, since 2017. Mr. Ravich has also served as a board advisor to Scidera Inc., a provider of clinical laboratory testing services, since 2011. Mr. Ravich previously served as a member of the board of directors of several companies, including BioVentrix Inc., a manufacturer of devices to improve and expand the treatments available for congestive heart failure, from February 2019 to March 2023; Dilon Technologies, Inc., a designer and manufacturer of medical imaging solutions, from October 2010 to December 2022; Orchids Paper Products Company (formerly NYSE American: TIS), a national supplier of high-quality consumer tissue products, from 2013 to 2018; MR Instruments, Inc., an independent designer and manufacturer of advanced MRI Radiofrequency coils, from 2004 to 2018; and Universal International from 1990 until its sale in 1998. Mr. Ravich received a B.S. and an M.B.A. from the Wharton School of the University of Pennsylvania.

We believe that Mr. Ravich’s extensive experience as a member of the board of directors of multiple companies, including a publicly traded pharmaceutical company, coupled with his financial expertise, leadership roles in commercial real estate and wholesale retail, and background in corporate strategy and business development, make him well-qualified to serve on the Board.

Mina Sooch, age 57, has served as Chief Executive Officer, President, and Treasurer of Ocuphire (n/k/a Opus Genetics, Inc. (NASDAQ: IRD)), a clinical-stage ophthalmic biopharmaceutical company, from November 2020 to April 2023, which she co-founded in February 2018. From 2014 to 2017, Ms. Sooch served as Chief Executive Officer and President of Gemphire Therapeutics Inc. (“Gemphire”) (n/k/a Metavia Inc. (NASDAQ: NRBO)), a clinical-stage cardiovascular private to Nasdaq biopharmaceutical company which she co-founded. Prior to Gemphire, Ms. Sooch co-founded and served as Chief Executive Officer and President of ProNAi Therapeutics, Inc. (“ProNAi”), a private to Nasdaq public oncology biopharmaceutical company, from 2012 to 2014. She also served as a business development advisor at ProNAi from 2010 2012. In addition, Ms. Sooch has served as Managing Partner of Apjohn Ventures Fund, LP since its founding in 2003, and co-founded two additional life sciences startups, Afmedica, Inc. and Nephrion, Inc. (renamed CytoPherx, Inc., n/k/a SeaStar Medical Holding Corporate) (NASDAQ: ICU). In May 2024, Ms. Sooch founded PremTara Ventures, LLC where she provides strategic advisory services to biotech companies. She also served as Manager of Tara Ventures I, LLC, an angel fund organized in 2002 for life sciences investments. From 2001 to 2002, Ms. Sooch served as an entrepreneur in residence at venture capital North Coast Technology Investors LP. Ms. Sooch began her career serving in various roles of increasing responsibility, including Global Account Manager at Monitor Deloitte (formerly Monitor Company Group), a global strategy consulting firm based in Boston, from 1993 to 2000. Ms. Sooch currently serves as a member of the board of directors and finance committee of Priority Health, a private 2nd largest healthcare plan based in Michigan, since January 2022. Ms. Sooch also served as Vice Chair of the board of directors of Ocuphire from November 2020 to April 2023. She also served as a member of the board of directors of Private Ocuphire from February 2018 until November 2020. Prior to that, Ms. Sooch served as a member of the board of directors of Gemphire from 2014 to 2017, as well as ProNAi from 2004 to 2014. Throughout her career, Ms. Sooch has served on various private and public board of directors, including Biovie Inc. (OTC: BIOV), ZyStor Therapeutics, Inc. (sold to Biomarin Pharmaceutical Inc.), Asterand Inc. (ASTD: LSE), CytoPherx Inc. and Svelte MedicalSystems, Inc. Ms. Sooch served as a member of the board of directors of Michigan Venture Capital Association from 2004 to 2012, and as Chair from 2009 to 2010. Ms. Sooch received a B.S. in Chemical Engineering, summa cum laude, from Wayne State University and an M.B.A. from Harvard Business School.

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We believe that Ms. Sooch is qualified to serve on the Board due to her experience raising private and public capital, her experience on the board of directors of numerous U.S. private and public biotech companies and her over 25 years in the pharmaceutical and biotechnology industry with a focus on business development, finance, strategy, M&A, management and operations, including research and clinical development.

John Weber, age 50, has served as Principal of Charlestown Capital Advisors, LLC, an investment management firm where he provides financial advisory and merchant banking services to public and private market emerging companies, since 2011. Mr. Weber previously served as Co-Founder and Partner of Springdale Advisors LLC, an investment research firm managing long-short equity investment funds and providing equity research to institutional investors, from 2008 to 2011. Prior to that, Mr. Weber served as an analyst at Granite Capital International Group, an investment firm focused on public equities, from 2003 to 2008. Mr. Weber recently served as a strategic advisor to the board of directors of NeuroMetrix, Inc. (NASDAQ: NURO), a company focused on the development and commercialization of non-invasive medical devices for the diagnosis and treatment of pain and neurological disorders, from June 2024 to December 2024. Mr. Weber has served as Treasurer of Holland Lodge, No. 8, F. & A.M., an organization in New York City, since May 2022, where he previously served as Trustee from May 2017 to May 2023. Mr. Weber received an A.B. in Comparative Literature from Princeton University, as well as an M.B.A. and J.D. from Columbia University. Mr. Weber is also a Charted Financial Analyst (CFA) Charterholder.

We believe that Mr. Weber is qualified to serve on the Bord due to his significant experience in investment management, financial advisory, and equity research, as well as his expertise in biotechnology investing, senior leadership roles in the financial sector, and strong academic background in law and business.

The principal business address of Dr. Burrows is 5134 N Claremont Ave., Chicago, Illinois 60625. The principal business address of Ms. Cassin is 1155 Brewery Park Blvd, Suite 260, Detroit, Michigan 48207. The principal business address of Mr. Dober is 600 Renaissance Center, Suite 1710, Detroit, Michigan 48243. The principal business address of Mr. Ravich is 600 S Hwy 169, Suite 1660, St. Louis Park, Minnesota 55426. The principal business address of Ms. Sooch is 6894 Lakemont Circle, West Bloomfield, Michigan 48323. The principal business address of Mr. Weber is 17 State Street, 38th Floor, New York, New York 10004.

As of the date hereof, Dr. Burrows directly beneficially owns 4,322 shares of Common Stock. As of the date hereof, Ms. Cassin does not directly own any securities of the Company and has not entered into any transactions in securities of the Company during the past two years. Ms. Cassin, as the co-general partner of Belle Capital Management, may be deemed to beneficially own the (i) 52,574 shares of Common Stock directly owned by The Belle Michigan Impact Fund Investor Side Fund, LLC (“Belle Side Car”) and (ii) 56,233 shares of Common Stock owned by Belle Impact Fund.. Belle Capital Management, as the general partner of each of Belle Side Car and Belle Impact Fund, may be deemed to beneficially own the (i) 52,574 shares of Common Stock directly owned by the Belle Side Car and (ii) 56,233 shares of Common Stock owned by Belle Impact Fund. As of the date hereof, Mr. Ravich directly beneficially owns 345,900 shares of Common Stock, including shares of Common Stock held in certain trusts over which Mr. Ravich serves as trustee. As of the date hereof, Ms. Sooch directly beneficially owns 786,877 shares of Common Stock, consisting of: (i) 5,100 shares of Common Stock held in record name, acquired upon the prior exercise of vested stock options; (ii) 329,369 shares of Common Stock directly beneficially owned, including shares of Common Stock acquired upon the exercise of 1,023 Series B warrants, 33,614 shares of Common Stock issued pursuant to restricted stock unit grants; and (iii) 443,511 shares of Common Stock underlying certain vested stock options) and (iv) 8,707 shares of Series A Warrants which are currently exercisable. As of the date hereof, Messrs. Dober and Weber do not directly beneficially own any securities of the Company and have not entered into any transactions in the securities of the Company during the past two years.

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On March 7, 2025, the Participants entered into a Group Agreement (the “Group Agreement”) in connection with the Annual Meeting, pursuant to which, among other things, the parties agreed (i) to solicit proxies for the election of the Restore Value Nominees to the Board at the Annual Meeting, (ii) to form a group to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting and to take such other actions as the group deems advisable, (iii) Lawrence Fingerle and the Restore Value Nominees (except for Ms. Sooch) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Company without the prior written consent of Ms. Sooch, (iv) to share all expenses incurred in connection with the Participant’s activities; and (v) in the event that the Group becomes obligated to file a statement on Schedule 13D in accordance with Rule 13d-1(k)(1)(iii) under the Exchange Act, to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

Each Restore Value Nominee, other than Ms. Sooch, has granted to Ms. Sooch a power of attorney to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting.

We believe that each Restore Value Nominee (other than Ms. Sooch) presently is, and if elected as a director of the Company, would qualify as, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including NASDAQ Listing Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, Ms. Sooch acknowledges that no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, Ms. Sooch acknowledges that if any such Restore Value Nominee is elected, the determination of such Restore Value Nominee’s independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. None of the Restore Value Nominees is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Ms. Sooch served as the Chief Executive Officer and President of the Company from 2020 until April 19, 2023. During her tenure, Ms. Sooch received total compensation of $1,341,595 in FY 2022, including $550,000 in salary, $459,005 in option awards, $302,500 in non-equity incentive compensation and $30,090 in other compensation, as disclosed in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on May 1, 2023. Ms. Sooch was terminated by the Board without cause, effective April 19, 2023. Her total compensation in FY 2023 was $2,811,138, including $168,831 in salary, $470,596 in stock awards, $974,086 in option awards and $1,197,625 in other compensation, as disclosed in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on April 29, 2024. Under the terms of her Amended and Restated Employment Agreement, dated November 5, 2020, as amended on March 26, 2023 (the “Employment Agreement”), Ms. Sooch was entitled to severance benefits in connection with her termination without cause, including an amount equal to the sum of her annual base salary and a prorated portion of her cash bonus for the year of termination, the immediate vesting of stock options or other equity awards that would have vested over the 12-month period following termination, and 12 months of continued health coverage. In connection with her termination, Ms. Sooch was entitled to receive amounts earned during her term of service, including salary and other benefits. As disclosed in the Company’s definitive proxy statement on Scheule 14A filed with the SEC on April 29, 2024, in connection with her termination pursuant to the Separation and Release Agreement, dated June 8, 2023 (the “Separation Agreement”), Ms. Sooch received severance and other compensation totaling $1,197,625, including, but not limited, to a $678,756 severance payout, a $500,000 lump sum payment, $11,808 in continued health insurance coverage and $10,500 in independent Board compensation fees for Q2 2023. In FY 2024, Ms. Sooch received total compensation of $7,872, which includes four months of continued health care coverage. The terms of each of Ms. Sooch’s Employment Agreement, including the severance provisions, as amended, and the Separation Agreement are qualified in their entirety by reference to the complete text of each of the Employment Agreement and the Separation Agreement, each of which are attached to the Company’s Annual Report on Form 10-K filed with the SEC on March 8, 2024, and incorporated herein by reference.

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Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Restore Value Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Restore Value Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Restore Value Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Restore Value Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Restore Value Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Restore Value Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Restore Value Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Restore Value Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Restore Value Nominee or any of his or her associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Restore Value Nominee or any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Restore Value Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Restore Value Nominee holds any positions or offices with the Company; (xiii) no Restore Value Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; (xiv) no companies or organizations, with which any of the Restore Value Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company; and (xv) there are no material proceedings to which any Restore Value Nominee or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the Restore Value Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past 10 years, (b) there are no relationships involving any Restore Value Nominee or any of such Restore Value Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had such Restore Value Nominee been a director of the Company, and (c) none of the Restore Value Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

Other than as set forth in this Proxy Statement, there are no agreements, arrangements or understandings between or among the Participants and the Restore Value Nominees or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the Restore Value Nominees to be named as a nominee of Ms. Sooch in any proxy statement and form of proxy relating to the Annual Meeting and serving as a director of the Company if elected as such at the Annual Meeting. Other than as stated herein, the Restore Value Nominees are not a party adverse to the Company or any of its subsidiaries nor do the Restore Value Nominees have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

If we are successful in obtaining stockholder approval for the election of five (5) or more of the Restore Value Nominees at the Annual Meeting, then a change of control of the Board may be deemed to have occurred under certain of the Company’s material agreements and contracts. According to the Company’s proxy statement and based on a review of the Company’s material agreements and contracts, such a change of control may trigger certain change of control provisions or payments contained therein as described below.

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Pursuant to the Company’s 2020 Equity Incentive Plan (the “Plan”), a change in control occurs under specific circumstances, including if, within twelve months following or three months prior to the effective date of a change in control, the individuals who, at the beginning of such period, constituted the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board. Any individual whose election or nomination for election is approved by a vote of at least a majority of the directors then constituting the Incumbent Board will be considered as though such person were a member of the Incumbent Board.

According to the Company’s proxy statement, each of the Company’s named executive officers is a participant in an employment agreement that provides for severance benefits in connection with a change in control. If a participant’s employment is terminated without cause or if the participant resigns for good reason during the pre-change in control period or within twelve months following a change in control, the participant will be entitled to severance benefits, subject to the participant’s execution of a release of claims and compliance with applicable post-termination covenants. These benefits include a lump sum cash payment equal to the sum of the participant’s annual base salary and target bonus for the then-current fiscal year, subject to reduction by any amounts received in exchange for a non-competition covenant, as well as continued health coverage for up to twelve months. In addition, all outstanding stock options and other equity awards subject to time-based vesting will become fully vested. If the termination occurs outside of a change in control, severance benefits include an amount equal to the participant’s base salary, payable in equal installments over a six-month period, and up to twelve months of continued health coverage.

Under the Plan, in the event of a change in control, outstanding equity awards will become vested under certain conditions. If the participant’s awards are not assumed, continued, or substituted by the surviving entity, the unvested portion of such awards will become fully vested immediately before the effective time of the change in control. If a replacement award is provided, such awards will remain outstanding but will fully vest if the participant is terminated without cause or resigns for good reason within twelve months following the change in control. Stock options and stock appreciation rights that vest in connection with a change in control will remain exercisable until the earlier of two years following termination or the original expiration date of the award.

We do not expect that any of the Restore Value Nominees will be unable to stand for election, but, in the event any Restore Value Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Restore Value Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Ms. Sooch that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

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The Restore Value Slate and Opus will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Each Restore Value Nominee has consented to being named as a nominee for election as a director of the Company in any proxy statement and form of proxy relating to the Annual Meeting. Stockholders will have the ability to vote for up to nine (9) nominees on the Restore Value Slate’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the Restore Value Nominees may do so on the Restore Value Slate’s WHITE universal proxy card. There is no need to use the Company’s blue universal proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for fewer than nine (9) nominees or for any combination (up to nine (9) total) of the Restore Value Nominees and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of the Unopposed Company Nominees, who we believe are sufficiently qualified to serve as directors, to help achieve a Board composition that we believe is in the best interest of all stockholders. There is no need to use the Company’s blue universal proxy card or voting instruction form, regardless of how you wish to vote. The Restore Value Slate urges stockholders to vote using our WHITE universal proxy card “FOR” the six (6) Restore Value Nominees and “FOR” the Unopposed Company Nominees.

The Company nominees that the Restore Value Slate does not oppose and believes are the most qualified to serve as directors with the Restore Value Nominees are the Unopposed Company Nominees. Certain information about the Unopposed Company Nominees is set forth in the Company’s proxy statement. The Restore Value Slate is not responsible for the accuracy of any information provided by or relating to Opus or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Opus or any other statements that Opus or its representatives have made or may otherwise make.

IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR WHITE UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF A PROXY CARD IS SIGNED BUT NO INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE ELECTION OF DIRECTORS, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE SIX (6) RESTORE VALUE NOMINEES AND THE THREE (3) UNOPPOSED COMPANY NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID AND WILL NOT BE COUNTED.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE RESTORE VALUE NOMINEES ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

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PROPOSAL TWO

RATIFICATION OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company’s Audit Committee has appointed Ernst & Young, LLP (“EY”) as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the year ending December 31, 2025, and the Board is recommending that stockholders ratify such appointment.

According to the Company’s proxy statement, the Board is submitting the selection of EY to stockholders because the Company values stockholders’ views on the Company’s independent registered public accounting firm and as a matter of good corporate governance. If this proposal does not receive the affirmative approval of a majority of the votes present in person or by proxy and entitled to vote on the proposal, the Board would reconsider the appointment. Even if the stockholders ratify the selection, the Board, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Board believes that such a change would be in the Company’s best interests and the best interests of the stockholders.

The affirmative vote of the holders of the majority of voting power of the shares virtually present or represented by proxy at the Annual Meeting and entitled to vote on this proposal is required to approve the proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL THREE

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE

COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is providing stockholders with the opportunity to vote, on an advisory basis, the compensation of the Company’s named executive officers (commonly known as a “say-on-pay” proposal). According to the Company’s proxy statement, the Company recognizes the interest stockholders have in the compensation of the executives and the Company is providing the advisory proposal in recognition of that interest and as required by Section 14A of the Exchange Act. According to the Company’s proxy statement, while the say-on-pay vote is advisory, and therefore not binding on the Company or the Board, the Company values the opinions of stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in the Company’s proxy statement, the Company will consider stockholders’ feedback and the Board will evaluate whether any actions are necessary to address that feedback. The Board is asking stockholders to vote for the following resolution at the Annual Meeting:

“RESOLVED, that the Company’s stockholders approve, on a non-binding, advisory basis, the compensation of the named executive officers, as disclosed in the Company’s proxy statement for the 2025 annual meeting of stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Summary Compensation Table, and the other related tables and disclosure.”

The affirmative vote of the holders of the majority of voting power of the shares of Common Stock virtually present or represented by proxy at the Annual Meeting and entitled to vote on this proposal is required to approve this proposal.

As discussed in greater detail the “Reasons for the Solicitation” section in this Proxy Statement, we believe the Company’s compensation practices have consistently transferred value to insiders at the direct expense of stockholders, rewarding the Company’s executives and directors despite sustained underperformance. In our view, the Company’s misaligned compensation incentives prioritize insider enrichment over stockholder returns, and we believe this unsustainable practice will persist unless stockholders demand accountability and realign the Board with investor interests. Accordingly, we intend to vote AGAINST this proposal and recommend that our fellow stockholders do the same.

WE RECOMMEND THAT STOCKHOLDERS VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL FOUR

CONVERSION PROPOSAL

As discussed in further detail in the Company’s proxy statement, the Company is seeking stockholder approval for the conversion of its Series A Preferred Stock into shares of Common Stock in accordance with Nasdaq Listing Rule 5635 pursuant to the Agreement and Plan of Merger, dated October 22, 2024 (the “Merger Agreement”) entered in connection with the Opus Merger.

As disclosed in the Company’s proxy statement, the Company is subject to Nasdaq’s Listing Rules given the Company’s shares of Common Stock trade on The Nasdaq Capital Market. Pursuant to Nasdaq Listing Rule 5635(d)(2), stockholder approval is required prior to the issuance of securities in connection with a transaction (or a series of related transactions) other than a public offering involving the sale, issuance or potential issuance of Common Stock (or securities convertible into or exercisable for Common Stock) equal to 20% or more of Common Stock or 20% or more of the voting power outstanding before the issuance at a price that is less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) of Common Stock immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price (as reflected on Nasdaq.com) of Common Stock for the five trading days immediately preceding the signing of the binding agreement (the “Minimum Price”).

As disclosed in the Company’s proxy statement, the Merger Agreement requires the Company to submit this proposal for stockholder approval at the Annual Meeting because the Series A Preferred Stock was issued at an effective price below the Nasdaq-defined Minimum Price and would convert into more than 20% of the outstanding Common Stock, stockholder approval is required under Nasdaq Listing Rule 5635(d)(2). In the event this proposal receives stockholder approval, each share of Series A Preferred Stock will automatically convert into 1,000 shares of Common Stock, subject to the terms and limitations contained in the Certificate of Designation the Company filed in connection with the Opus Merger. As a result, the conversion of all shares of Series A Preferred Stock will result in the issuance of Common Stock exceeding 20% of the Company’s outstanding shares of Common Stock at less than the Minimum Price. Accordingly, the Company is seeking stockholder approval of the conversion of the Company’s Series A Preferred Stock into shares of Common Stock pursuant to Nasdaq Listing Rule 5635(d)(2).

If this proposal is approved, the issuance of shares of the Common Stock upon conversion of the Series A Preferred Stock would dilute, and thereby reduce, each existing stockholder’s proportionate ownership in the shares of Common Stock. As disclosed in the Company’s proxy statement and as set forth in the Merger Agreement, on the third business day following stockholder approval, the Series A Preferred Stock will automatically convert into shares of Common Stock at the conversion rate of 1,000 shares of Common Stock per share of Series A Preferred Stock, subject to the terms and limitations contained in the Certificate of Designation, resulting in the issuance of approximately 14,145,374 shares of Common Stock, which would increase the Company’s Common Stock, based on the number of shares outstanding as of the Record Date, from 45,443,473 shares to 59,588,847 shares, an increase of 31.1%. Holders of shares of Common Stock acquired upon the conversion of shares of Series A Preferred Stock will be entitled to the same voting rights as each other holder of Common Stock.

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If this proposal is not approved, the Series A Preferred Stock will not become convertible into Common Stock and will remain outstanding and continue to carry certain preferential rights, including cumulative quarterly dividends of $26.00 per share, beginning October 15, 2025, except for the initial payment on October 15, 2025, for which the amount of the dividend will be $15.26 per share. The Series A Preferred Stock does not have voting rights (except as otherwise required by law), as long as any shares of Series A Preferred Stock are outstanding. Additionally, the Merger Agreement requires the Company to hold stockholder votes every four months until this proposal is approved, meaning the Company will continue to seek approval of the conversion at future meetings. As set forth in the Company’s proxy statement, if this proposal is not approved by stockholders at the Annual Meeting, the Company could incur substantial additional costs to organize a special meeting of stockholders to resubmit the proposal to stockholders for approval.

According to the Company’s proxy statement, the affirmative vote of the holders of the majority of voting power of the shares virtually present or represented by proxy at the Annual Meeting and entitled to vote on this proposal is required to approve the proposal.

As further discussed in the “Background to the Solicitation” and “Reasons for the Solicitation” sections, the conversion of the Series A Preferred Stock would result in significant dilution to existing stockholders, both in terms of ownership percentage and voting power. Additionally, the preferred stockholders’ preferential dividend rights create a financial obligation that disproportionately benefits them at the expense of stockholders. Accordingly, we intend to vote AGAINST this proposal and recommend that our fellow stockholders do the same.

WE STRONGLY URGE YOU TO VOTE “AGAINST” THIS PROPOSAL. WE INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL FIVE

ADJOURNMENT PROPOSAL

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to authorize the holder of any proxy solicited by the Board to vote in favor of adjourning the Annual Meeting or any adjournment or postponement thereof. According to the Company’s proxy statement, if stockholders approve this proposal, the Company could adjourn the Annual Meeting, or any adjournment or postponement thereof, to use the additional time to solicit additional proxies in favor of Proposal 4.

According to the Company’s proxy statement, if, at the Annual Meeting, the number of shares of Common Stock present or represented and voting in favor of Proposal 4 is insufficient to approve such proposal, the Board, the Chair of the Board, the President or the Corporate Secretary of the Company, in its, his or her reasonable discretion, may move to adjourn the Annual Meeting in order to enable the Board to continue to solicit additional proxies in favor of such proposal.

According to the Company’s proxy statement, the affirmative vote of the holders of the majority of voting power of the shares virtually present or represented by proxy at the Annual Meeting and entitled to vote on this proposal is required to approve the proposal.

As further discussed in the “Background to the Solicitation” and “Reasons for the Solicitation” sections, we believe the Company’s repeated attempts to adjourn the Annual Meeting and solicit additional votes would not in the best interests of stockholders. The Merger Agreement already provides for recurring stockholder votes every four months, meaning stockholders will have additional opportunities to consider the Conversion Proposal. Repeated adjournments serve only to pressure stockholders into approving a proposal that materially dilutes their voting power and economic interest in the Company. Accordingly, we intend to vote AGAINST this proposal and recommend that our fellow stockholders do the same.

WE STRONGLY URGE YOU TO VOTE “AGAINST” THIS PROPOSAL. WE INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed WHITE universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted “FOR” the election of the Restore Value Nominees and the Unopposed Company Nominees to the Board, “FOR” the ratification of the selection of Ernst & Young, LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2025, “AGAINST” the non-binding advisory vote on the compensation of the Company’s named executive officers, “AGAINST” the approval of the Conversion Proposal and “AGAINST” the approval of the Adjournment Proposal.

The Restore Value Slate and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine (9) nominees on the Restore Value Slate’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the Restore Value Nominees may do so on the Restore Value Slate’s WHITE universal proxy card. There is no need to use the Company’s blue universal proxy card or voting instruction form, regardless of how you wish to vote.

The Company has an annually elected Board with the terms of nine (9) directors set to expire at the Annual Meeting. Through this Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only the six (6) Restore Value Nominees, but also three (3) of the Company’s nominees whose election we do not oppose, the Unopposed Company Nominees. Stockholders are permitted to vote for less than nine (9) nominees or for any combination (up to nine (9) total) of the Restore Value Nominees and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we strongly recommend that stockholders vote in favor of the Unopposed Company Nominees, who we believe are the most qualified to serve as directors to help achieve a Board composition that we believe is in the best interest of all stockholders. We believe the best opportunity for all of the Restore Value Nominees to be elected is by voting on the WHITE universal proxy card. The Restore Value Slate therefore urges stockholders using our WHITE universal proxy card to vote “FOR” the six (6) Restore Value Nominees and “FOR” the three (3) Unopposed Company Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID AND WILL NOT BE COUNTED.

VIRTUAL MEETING

The Company has disclosed that the Annual Meeting will be completely virtual and conducted via live audio webcast. You may attend the Annual Meeting via the internet, vote your shares and submit a question by first registering at www.cesonlineservices.com/ird25_vm using your virtual control number that is on your proxy card. Your registration must be received by 4:00 p.m. Eastern Time on April 29, 2025.

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After registering, you will receive a meeting invitation by email with your unique join link along with a password prior to the Annual Meeting.

If you were a stockholder of record as of the close of business on the Record Date, you may register to attend the Annual Meeting by accessing www.cesonlineservices.com/ird25_vm. Please have your WHITE universal proxy card containing your control number available and follow the instructions to complete your registration request.

If you do not have your WHITE universal proxy card, you may still register to attend the Annual Meeting by accessing www.cesonlineservices.com/ird25_vm, but you will need to provide proof of ownership of shares of Common Stock as of the Record Date during the registration process. Such proof of ownership may include a copy of your proxy card received either from the Company or Ms. Sooch or a statement showing your ownership as of the Record Date.

If you hold your shares beneficially through a brokerage firm, bank or other nominee (a “broker”), you must provide a legal proxy from your broker during registration and you will be assigned a virtual control number in order to vote your shares during the Annual Meeting. You may only vote during the meeting by e-mailing a copy of your legal proxy to info@Saratogaproxy.com in advance of the meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the Annual Meeting (but will not be able to vote your shares) so long as you demonstrate proof of stock ownership. Instructions on how to connect and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.restorevalueslate.com.

Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed WHITE universal proxy card in the postage-paid envelope provided, or vote via the Internet, as instructed on the WHITE universal proxy card. Additional information and the Restore Value Slate’s proxy materials can also be found at www.restorevalueslate.com. If you have any difficulty following the registration process, please email our proxy solicitor at info@Saratogaproxy.com.

All stockholders who register to attend the Annual Meeting will receive a meeting invitation by email with your unique join link along with a password prior to the Annual Meeting. There will be technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting live audio webcast. Please be sure to check in by 3:45 p.m. Eastern Time on April 30, 2025, the day of the meeting, so that any technical difficulties may be addressed before the Annual Meeting live audio webcast begins. Stockholders are encouraged to contact technical support if they encounter any technical difficulties with the meeting webcast.

Beneficial owners of shares are encouraged to vote in advance of the Annual Meeting. If you intend to vote during the Annual Meeting, as a beneficial stockholder you must obtain a legal proxy from your brokerage firm or bank. Most brokerage firms or banks allow a stockholder to obtain a legal proxy either online or by mail. Follow the instructions provided by your brokerage firm or bank. If you have requested a legal proxy online, and you have not received an email with your legal proxy within two business days of your request, contact your brokerage firm or bank.

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If you have requested a legal proxy by mail, and you have not received it within five business days of your request, contact your brokerage firm or bank. You may submit your legal proxy either (i) in advance of the Annual Meeting by attaching the legal proxy and a proxy card with your voting instructions (or an image thereof in PDF, JPEG, GIF or PNG file format) in an email to info@Saratogaproxy.com or (ii) along with your voting ballot during the Annual Meeting. We must have your legal proxy in order for your vote submitted during the Annual Meeting to be valid. To avoid any technical difficulties on the day of the Annual Meeting, we encourage you to submit your legal proxy in advance of the Annual Meeting by attaching the legal proxy and a proxy card with your voting instructions (or an image thereof in PDF, JPEG, GIF or PNG file format) in an email to info@Saratogaproxy.com to ensure that your vote is counted, rather than wait to upload the legal proxy during the Annual Meeting. Multiple legal proxies must be combined into one document for purposes of uploading them with your ballot on the Annual Meeting website.

Quorum; Broker Non-Votes; Discretionary Voting

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. The holders of one-third of the voting power of the outstanding shares of Common Stock entitled to vote must be present in person or by proxy in order to hold the Annual Meeting and conduct business. Your shares are counted as present at the Annual Meeting if you are virtually present and vote during the Annual Meeting or if you have properly submitted a proxy.

Abstentions and shares represented by “broker non-votes” will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present, but will not be counted as votes cast either in favor of or against a particular proposal.

If you are a stockholder of record, you may deliver your vote via the Internet or by mail or attend the Annual Meeting virtually, to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner has discretionary authority to vote on “routine” matters brought before a stockholder meeting, but the beneficial owner of the shares fails to provide the broker with specific instructions on how to vote on any “non-routine” matters brought to a vote at the stockholder meeting. Under the rules governing brokers’ discretionary authority, if a stockholder receives proxy materials from or on behalf of both Ms. Sooch and the Company, then brokers holding shares in such stockholder’s account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether “routine” or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. However, if you receive proxy materials only from the Company, then brokers will be entitled to vote your shares on “routine” matters without instructions from you. The only proposal that would be considered “routine” in such event is Proposal 2 (ratification of the Company’s independent registered public accounting firm). A broker will not be entitled to vote your shares on any “non-routine” matters, absent instructions from you. We urge you to instruct your broker about how you wish your shares to be voted.

Votes Required for Approval

Proposal 1: Election of Directors – According to the Company’s proxy statement, directors are elected by a plurality vote. As a result, the nine (9) director nominees receiving the highest number of “FOR” votes will be elected as directors. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. A withhold vote will have no effect on the outcome of the election of directors. Broker discretionary voting is not permitted. Broker non-votes, if any, will have no effect on the outcome of this proposal. Votes may not be cumulated.

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Proposal 2: Ratification of Ernst & Young, LLP – According to the Company’s proxy statement, the affirmative vote of the holders of the majority of voting power of the shares of Common Stock virtually present or represented by proxy at the Annual Meeting and entitled to vote on this proposal is required to approve the proposal. The Company has indicated that an abstention has the same effect as a vote “against” this proposal. Broker discretionary voting is not permitted with respect to this proposal if a stockholder receives proxy materials from both the Restore Value Slate and the Company. In such case, broker non-votes may occur and will have no effect on the outcome of this proposal.

Proposal 3: Advisory Vote of Executive Compensation for Named Executive Officers – According to the Company’s proxy statement, the affirmative vote of the holders of the majority of voting power of the shares of Common Stock virtually present or represented by proxy at the Annual Meeting and entitled to vote on this proposal is required to approve the proposal. The Company has indicated that an abstention has the same effect as a vote “against” this proposal. Broker discretionary voting may not be permitted. Broker non-votes, if any, non-votes will have no effect on the outcome of this proposal.

Proposal 4: The Conversion Proposal – According to the Company’s proxy statement, the affirmative vote of the holders of the majority of voting power of the shares of Common Stock virtually present or represented by proxy at the Annual Meeting and entitled to vote on this proposal is required to approve the proposal. The Company has indicated that an abstention has the same effect as a vote “against” this proposal. Broker discretionary voting is not permitted. Broker non-votes, if any, will have no effect on the outcome of this proposal.

Proposal 5: The Adjournment Proposal – According to the Company’s proxy statement, the affirmative vote of the holders of the majority of voting power of the shares of Common Stock virtually present or represented by proxy at the Annual Meeting and entitled to vote on this proposal is required to approve the proposal. The Company has indicated that an abstention has the same effect as a vote “against” this proposal. Broker discretionary voting is not permitted. Broker non-votes, if any, will have no effect on the outcome of this proposal.

If you sign and submit your WHITE universal proxy card without specifying how you would like your shares voted, your shares will be voted as specified above and in accordance with the discretion of the persons named on the WHITE universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting virtually (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by voting again through the Internet, by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The latest dated proxy is the only one that will be counted. The revocation may be delivered either to Ms. Sooch in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 8 Davis Drive, Suite 220, Durham, North Carolina, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Ms. Sooch requests that either the original or photostatic copies of all revocations be mailed to Ms. Sooch in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Restore Value Nominees.

IF YOU WISH TO VOTE FOR THE RESTORE VALUE NOMINEES, FOLLOW THE INSTRUCTIONS TO VOTE BY INTERNET ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD. ALTERNATIVELY, IF YOU DO NOT HAVE ACCESS TO THE INTERNET, PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Ms. Sooch. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements. Solicitations may be made by Ms. Sooch, the Restore Value Nominees, and certain advisors, agents, or other persons acting on her behalf, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Restore Value Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

Ms. Sooch has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $100,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Ms. Sooch has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Ms. Sooch will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. In addition, directors, officers, members and certain other employees of Ms. Sooch may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. The Restore Value Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees. It is anticipated that Saratoga will employ approximately 15 persons to solicit the Company’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being shared by the Participants. Costs of this solicitation of proxies are currently estimated to be approximately $500,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Ms. Sooch estimates that through the date hereof, its expenses in connection with this solicitation are approximately $300,000. To the extent legally permissible, if Ms. Sooch is successful in its proxy solicitation, Ms. Sooch intends to seek reimbursement from the Company of all expenses it incurs in connection with the solicitation of proxies for the election of the Restore Value Nominees to the Board at the Annual Meeting. If such reimbursement is approved by the Board, Ms. Sooch does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Participants in this solicitation are the Restore Value Nominees and Lawrence Fingerle.

Mr. Fingerle is currently retired. The principal address of Mr. Fingerle is 2235 Chaucer Dr., Ann Arbor, Michigan 48103. The principal business addresses of the Restore Value Nominees are set forth elsewhere in this Proxy Statement.

As of the date hereof, Mr. Fingerle is the direct beneficial owner of 5,711 shares of Common Stock. The shares of Common Stock directly beneficially owned by Mr. Fingerle were purchased with personal funds in open market purchases. The ownership information for the Restore Value Nominees is set forth elsewhere in this Proxy Statement.

Each Participant, as a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 1,288,455 shares of Common Stock owned in the aggregate by all of the Participants in this solicitation. Each Participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or she does not directly own. For information regarding the transactions in the securities of the Company during the past two years by the Participants, see Schedule I.

40

Except as otherwise indicated in this Proxy Statement, the shares of Common Stock directly owned by certain of the Participants were purchased with personal funds in open market purchases.

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or her associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

The Restore Value Slate is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Restore Value Slate is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga, at the address set forth on the back cover of this Proxy Statement, or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

41

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Ms. Sooch.

This Proxy Statement is dated [●], 2025. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at the 2026 Annual Meeting must be received by the Company at its principal executive offices not later than December 3, 2025 in order to be considered for inclusion in the Company’s proxy materials for the 2026 Annual Meeting. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the 2026 Annual Meeting the information required by applicable law and the Bylaws.

The Bylaws provide that for stockholder nominations to the Board or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Secretary at 8 Davis Drive, Suite 220, Durham, North Carolina 27709.

To be timely for the 2026 Annual Meeting, a stockholder’s notice must be delivered to or mailed and received by the Secretary at the Company’s principal executive offices not earlier than the close of business on December 31, 2025 and not later than the close of business on January 30, 2026. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the 2026 Annual Meeting the information required by applicable law and the Bylaws. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must also comply with the additional requirements of Rule 14a-19(b) of the Exchange Act and deliver the applicable notice by March 2, 2026.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2026 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by Ms. Sooch that such procedures are legal, valid or binding.

42

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Your vote is important. No matter how many or how few shares of Common Stock you own, please vote to elect the Restore Value Nominees by marking, signing, dating and mailing the enclosed WHITE universal proxy card promptly.

The Restore Value Slate

__________, 2025

43

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Transaction

michael P. burrows

Purchase of Common Stock	877	01/31/2025
Purchase of Common Stock	819	02/07/2025
Purchase of Common Stock	826	02/07/2025
Purchase of Common Stock	833	02/07/2025
Purchase of Common Stock	967	02/07/2025

Mark ravich

Purchase of Common Stock	499	09/27/2023
Purchase of Common Stock	10,000	09/28/2023
Purchase of Common Stock	10,000	09/28/2023
Purchase of Common Stock	5,000	09/29/2023
Purchase of Common Stock	10,000	09/29/2023
Purchase of Common Stock	7,500	04/19/2024
Purchase of Common Stock	2,818	09/27/2023
Purchase of Common Stock	10,000	10/03/2023
Purchase of Common Stock	10,000	10/02/2023
Purchase of Common Stock	1,000	11/02/2023
Purchase of Common Stock	2,000	11/02/2023

Mina sooch

Grant of Restricted Stock Units (RSUs)[13]	33,614	04/19/2023
Sale of 10/01/2018 Stock Option ($0.90 Strike Price)	5,000	01/29/2025

13 The RSUs were granted on January 10, 2023, and vested as of the settlement date, April 18, 2023.

I-1

SCHEDULE II

The following tables are reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 2, 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Common Stock as of the Record Date for:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Common Stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our named executive officers and directors as a group.

The table lists applicable percentage ownership based on 45,443,473 shares of Common Stock outstanding as of the Record Date.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. In addition, the rules include shares of our Common Stock issuable pursuant to the exercise of stock options and warrants that are either immediately exercisable or exercisable within 60 days of the Record Date. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, the shares included in this table are not subject to any pledge as security.

Under the terms of certain of our outstanding warrants, holders may not exercise the warrants to the extent such exercise would cause such holder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 4.99% or 9.99%, as applicable, of our then outstanding Common Stock following such exercise, excluding for purposes of such determination Common Stock issuable upon exercise of the warrants which have not been exercised. In addition, pursuant to an agreement with the Company, certain holders of our Common Stock cannot receive shares of Common Stock held in an escrow account for the benefit of such holder to the extent the receipt of such shares would cause such holder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 9.99% of the outstanding shares of our then outstanding Common Stock following such exercise. The number of shares beneficially owned do not reflect these limitations

II-1

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Common Stock Beneficially Owned
5% Stockholders
Perceptive Advisors LLC(2)	4,563,643	9.99%
Foundation Fighting Blindness Retinal Degeneration Fund(3)	2,564,752	5.6%
Directors
Dr. George Magrath(4)	1,308,464	2.8%
Sean Ainsworth(5)	280,060	*
Dr. Jean Bennett(6)	34,021	*
Susan K. Benton(7)	274,843	*
Cam Gallagher(8)	1,837,377	4.0%
Dr. Adrienne Graves(9)	—	—
Dr. James S. Manuso(10)	367,264	*
Richard Rodgers(11)	391,121	*
Dr. Benjamin R. Yerxa(12)	10,000	*
Named Executive Officers
Dr. Ashwath Jayagopal(13)	87,370	*
Nirav Jhaveri(14)	102,418	*
All Current Directors and Officers as a Group (14 persons)	5,321,480	11.0%

*	Less than 1%

(1)	Based on 45,443,473 shares of Common Stock outstanding as of March 24, 2025.

II-2

(2)	Based on information contained in a Schedule 13G filed with the SEC on March 31, 2025 by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman and Perceptive Life Sciences Master Fund, Ltd. (“Master Fund” and, together with Perceptive Advisors and Mr. Edelman, the “Perceptive Group”). The Perceptive Group has shared voting power as to 4,563,643 shares and shared dispositive power as to 4,563,643 shares, which consist of (i) 4,325,000 shares of Common Stock held directly and (ii) 238,643 shares of Common Stock issuable pursuant to the exercise of warrants. The Master Fund directly holds 4,325,000 shares of Common Stock, pre-funded warrants exercisable for 8,832,895 shares of Common Stock at an exercise price of $0.001 per share (subject to the Beneficial Ownership Limitation), and common warrants exercisable for 13,157,895 shares of Common Stock at an exercise price of $0.95 per share (subject to the Beneficial Ownership Limitation). The terms of such pre-funded warrants and common warrants provide that such warrants may not be exercised if, after such exercise, the Perceptive Group would beneficially own more than 9.99% of the shares of Common Stock then issued and outstanding (the “Beneficial Ownership Limitation”). As of March 24, 2025, the Beneficial Ownership Limitation permitted the Perceptive Group to exercise warrants for up to 238,643 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors. The principal business address of the Perceptive Group is 51 Astor Place, 10th Floor, New York, NY 10003.

(3)	Based on information contained in a Schedule 13D filed with the SEC on October 29, 2024 by Foundation Fighting Blindness Retinal Degeneration Fund and Foundation Fighting Blindness, Inc. (collectively, “FFB”). FFB reported shared voting power as to 2,564,752 shares and shared dispositive power as to 2,564,752 shares. Figures do not include 6,927.419 shares of Series A Preferred Stock, each share of which, subject to and contingent upon stockholder approval of Proposal No. 4, is convertible into 1,000 shares of Common Stock. Russell William Kelley is the control person of FFB. Jean Bennett, M.D., and Adrienne Graves, Ph.D., each of whom serves on our Board, also serves on the board of directors of FFB. The principal business address of FFB is 223 South West Street, Suite 900, Raleigh, NC.

(4)	Includes (i) options to purchase 225,000 shares of Common Stock that are exercisable within 60 days of March 24, 2025 and (ii) warrants to purchase 392,157 shares of Common Stock that are exercisable within 60 days of March 24, 2025. The principal business address of Dr. Magrath is c/o Opus Genetics, Inc., 8 Davis Drive, Suite 220, Durham, NC 27709.

(5)	Includes (i) options to purchase 178,308 shares of Common Stock that are exercisable within 60 days of March 24, 2025; (ii) warrants to purchase 13,394 shares of Common Stock that are exercisable within 60 days of March 24, 2025; and (iii) 41,143 unvested restricted stock units that vest within 60 days of March 24, 2025. The principal business address of Mr. Ainsworth is c/o Opus Genetics, Inc., 8 Davis Drive, Suite 220, Durham, NC 27709.

(6)	The principal business address of Dr. Bennett is c/o Opus Genetics, Inc., 8 Davis Drive, Suite 220, Durham, NC 27709.

(7)	Includes (i) options to purchase 134,820 shares of Common Stock that are exercisable within 60 days of March 24, 2025 and (ii) 41,143 unvested restricted stock units that vest within 60 days of March 24, 2025. The principal business address of Ms. Benton is c/o Opus Genetics, Inc., 8 Davis Drive, Suite 220, Durham, NC 27709.

II-3

(8)	Includes (i) options to purchase 178,308 shares of Common Stock that are exercisable within 60 days of March 24, 2025; (ii) warrants to purchase 797,708 shares of Common Stock that are exercisable within 60 days of March 24, 2025; and (iii) 41,143 unvested restricted stock units that vest within 60 days of March 24, 2025. The principal business address of Mr. Gallagher is c/o Opus Genetics, Inc., 8 Davis Drive, Suite 220, Durham, NC 27709.

(9)	The principal business address of Dr. Graves is c/o Opus Genetics, Inc., 8 Davis Drive, Suite 220, Durham, NC 27709.

(10)	Includes (i) options to purchase 178,308 shares of Common Stock that are exercisable within 60 days of March 24, 2025; (ii) warrants to purchase 6,697 shares of Common Stock that are exercisable within 60 days of March 24, 2025; and (iii) 41,143 unvested restricted stock units that vest within 60 days of March 24, 2025. The principal business address of Dr. Manuso is c/o Opus Genetics, Inc., 8 Davis Drive, Suite 220, Durham, NC 27709.

(11)	Includes (i) options to purchase 125,181 shares of Common Stock that are exercisable within 60 days of March 24, 2025; (ii) warrants to purchase 26,789 shares of Common Stock that are exercisable within 60 days of March 24, 2025; and (iii) 41,143 unvested restricted stock units that vest within 60 days of March 24, 2025. The principal business address of Mr. Rodgers is c/o Opus Genetics, Inc., 8 Davis Drive, Suite 220, Durham, NC 27709.

(12)	The principal business address of Dr. Yerxa is c/o Opus Genetics, Inc., 8 Davis Drive, Suite 220, Durham, NC 27709.

(13)	Includes options to purchase 70,313 shares of Common Stock that are exercisable within 60 days of March 24, 2025. The principal business address of Dr. Jayagopal is c/o Opus Genetics, Inc., 8 Davis Drive, Suite 220, Durham, NC 27709.

(14)	Includes options to purchase 65,625 shares of Common Stock that are exercisable within 60 days of March 24, 2025. The principal business address of Mr. Jhaveri is c/o Opus Genetics, Inc., 8 Davis Drive, Suite 220, Durham, NC 27709.

II-4

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give us your proxy FOR the election of the Restore Value Nominees and in accordance with our recommendations on the other proposals on the agenda for the Annual Meeting by taking these three steps:

•	SIGNING the enclosed WHITE universal proxy card,
•	DATING the enclosed WHITE universal proxy card, and
•	MAILING the enclosed WHITE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States), or
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your WHITE universal proxy card.

You may vote your shares virtually at the Annual Meeting; however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the phone number or address set forth below.

WHITE UNIVERSAL PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED APRIL 4, 2025

OPUS GENETICS, Inc.

2025 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF MINA SOOCH and the other participants in HER PROXY solicitation

THE BOARD OF DIRECTORS OF OPUS GENETICS, INC.
IS NOT SOLICITING THIS PROXY

P          R          O          X          Y

The undersigned appoints Mina Sooch, John Ferguson, Joseph Mills and Andrew Freedman, and each of them, as attorneys and agents with full power of substitution to vote all shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Opus Genetics, Inc. (the “Company” or “Opus”) which the undersigned would be entitled to vote if personally present at the 2025 annual meeting of stockholders of the Company scheduled to be held on Wednesday, April 30, 2025, at 4:00 p.m. Eastern Time in a virtual meeting format only, via live webcast, at www.cesonlineservices.com/ird25_vm (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and, to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Ms. Sooch (together with the other participants in her solicitation, the “Restore Value Slate”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF THIS PROXY IS SIGNED AND NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “for” THE SIX (6) RESTORE VALUE NOMINEES AND “for” THE THREE (3) OPUS NOMINEES UNOPPOSED BY THE RESTORE VALUE SLATE IN PROPOSAL 1, “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3, “AGAINST” PROPOSAL 4 AND “AGAINST” PROPOSAL 5.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Restore Value Slate’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE UNIVERSAL PROXY CARD

[X] Please mark vote as in this example

THE Restore Value Slate STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “for” THE SIX (6) RESTORE VALUE NOMINEES AND “for” THE THREE (3) OPUS NOMINEES UNOPPOSED BY THE RESTORE VALUE NOMINEES, AND NOT VOTE “FOR” OR “WITHHOLD” WITH RESPECT TO ANY OF THE REMAINING COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO NINE (9) NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID AND WILL NOT BE COUNTED. IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED.

1.	Election of nine (9) nominees to serve as directors until the Company’s 2026 annual meeting of stockholders and until their respective successors have been duly elected and qualified.

RESTORE VALUE NOMINEES	FOR	WITHHOLD
a) Michael P. Burrows	☐	☐
b) Carolyn Cassin	☐	☐
c) Martin Dober	☐	☐
d) Mark H. Ravich	☐	☐
e) Mina Sooch	☐	☐
f) John Weber	☐	☐

OPUS NOMINEES UNOPPOSED BY THE RESTORE VALUE SLATE	FOR	WITHHOLD
a) Susan Benton	☐	☐
b) Dr. Adrienne Graves	☐	☐
c) James Manuso	☐	☐

OPUS NOMINEES OPPOSED BY THE RESTORE VALUE SLATE	FOR	WITHHOLD
a) Sean Ainsworth	☐	☐
b) Dr. Jean Bennett	☐	☐
c) Cam Gallagher	☐	☐
d) Dr. George Magrath	☐	☐
e) Richard Rodgers	☐	☐
f) Dr. Benjamin Yerxa	☐	☐

WHITE UNIVERSAL PROXY CARD

THE RESTORE VALUE SLATE MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

2.	The Company’s proposal to ratify, on an advisory basis, the appointment of Ernst & Young, LLP as its independent registered public accounting firm for year ending December 31, 2025.
☐ FOR	☐ AGAINST	☐ ABSTAIN

THE RESTORE VALUE SLATE RECOMMENDS YOU VOTE “AGAINST” PROPOSAL 3.

3.	The Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

THE RESTORE VALUE SLATE RECOMMENDS YOU VOTE “AGAINST” PROPOSAL 4.

4.	The Company’s proposal to approve, pursuant to the Nasdaq Listing Rules, the conversion of the Company’s Series A Preferred Stock into shares of Common Stock.
☐ FOR	☐ AGAINST	☐ ABSTAIN

THE RESTORE VALUE SLATE RECOMMENDS YOU VOTE “AGAINST” PROPOSAL 5.

5.	The Company’s proposal to approve one or more adjournments of the Annual Meeting to solicit additional proxies if necessary.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.